Exhibit 3

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MANAGEMENT’S DISCUSSION AND ANALYSIS
All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted.
For the year ended December 31, 2020
The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”). This MD&A should be read in conjunction with New Gold’s consolidated financial statements for the year ended December 31, 2020 and 2019 and related notes, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the cautionary note contained in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements. All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted. This MD&A has been prepared as at February 18, 2021. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.
OUR BUSINESS
New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine ("Rainy River" or the "Rainy River Mine") and the New Afton gold-copper mine ("New Afton" or the "New Afton Mine"). The Company also holds an 8% gold stream on the Artemis Gold Blackwater ("Blackwater") project located in British Columbia. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation). New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility.
NEW AFTON INCIDENT
On February 2, 2021, a tragic mud-rush incident occurred at the New Afton Mine with a contract driller fatally injured. The mud-rush was localized underneath the Lift 1 cave in the isolated recovery zone area, which does not interact with other areas of the mine, including the B3 and C-Zone areas. Underground operations, as well as B3 and C-Zone development, have resumed. Underground mining activities will continue to be safely and sequentially ramped-up as we maintain our focus on the health, safety and wellbeing of our people. Surface operations were not impacted, and the mill facility is currently processing ore from the mine as well as from the surface stockpiles.

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OPERATING AND FINANCIAL HIGHLIGHTS
OPERATING HIGHLIGHTS

	Three months ended December 31				Year ended December 31
	2020	2019	2020	2019	2018
OPERATING INFORMATION
Gold equivalent (“eq.”) (ounces)(3):
Produced(1)	120,567	101,423	437,617	486,141	522,602
Sold(1)	122,139	104,446	428,370	488,165	495,453
Gold (ounces):
Produced(1)	83,096	66,856	293,139	322,557	315,483
Sold(1)	86,491	71,691	291,877	331,053	298,002
Copper (millions of pounds):
Produced(1)	18.5	18.3	72.1	79.4	85.1
Sold(1)	17.5	17.3	68.0	76.4	81.1
Revenue(1)
Gold ($/ounce)	1,606	1,335	1,537	1,311	1,236
Copper ($/pound)	3.14	2.39	2.67	2.45	2.79
Average realized price(1)(2)
Gold ($/ounce)	1,623	1,366	1,559	1,337	1,263
Copper ($/pound)	3.34	2.69	2.86	2.71	3.06
Operating expenses per gold eq. ounce sold ($/ounce) (3)	799	1,007	794	762	657
Depreciation and depletion per gold eq. ounce sold ($/ounce)(3)	419	621	454	495	558
Total cash costs per gold eq. ounce sold ($/ounce)(2)(3)	841	942	840	792	684
All-in sustaining costs per gold eq. ounce sold ($/ounce) (2)(3)	1,491	1,862	1,389	1,310	1,099

1.Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.The Company uses certain non-GAAP financial performance measures throughout this MD&A. Average realized price, total cash costs and all-in sustaining costs per gold eq. ounce sold are non-GAAP financial performance measures with no standard meaning under IFRS, and therefore may not be comparable to similar measures presented by other issuers.. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.Gold eq. ounces include silver ounces and copper ounces produced or sold converted to a gold eq. based on a ratio of $1,500 per gold ounce, $17.75 per silver ounce and $2.85 per copper pound. Throughout the year the Company reported gold equivalent ounces using a constant ratio of those prices. All copper is produced by the New Afton Mine.
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FINANCIAL HIGHLIGHTS

	Three months ended December 31				Year ended December 31
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019	2018
FINANCIAL INFORMATION
Revenue	198.9	139.2	643.4	630.6	604.5
Operating margin(1)	101.6	34.0	303.5	258.7	279.1
Revenue less cost of goods sold	50.8	(30.4)	110.4	18.1	39.2
Net (loss) earnings	(21.1)	0.3	(79.3)	(73.5)	(1,085.6)
Adjusted net earnings (loss)(1)	27.9	(28.0)	19.2	(47.2)	(25.4)
Operating cash flows	98.4	47.9	294.8	263.5	193.0
Operating cash flows before changes in non-cash operating working capital(1)	94.9	38.8	278.6	237.6	264.6
Sustaining Capital(1)	66.5	90.0	194.8	217.4	174.8
Growth Capital(1)	42.7	12.3	89.4	35.9	39.1
Total assets	2,250.1	2,158.5	2,250.1	2,158.5	2,169.6
Cash and cash equivalents	186.3	83.4	186.3	83.4	103.7
Long-term debt	489.2	714.5	489.2	714.5	780.5
Non-current liabilities excluding long-term debt	812.9	310.8	812.9	310.8	313.7
Share Data
Earnings (loss) per share
Basic ($)	(0.03)	—	(0.12)	(0.12)	(1.88)
Diluted ($)	(0.03)	—	(0.12)	(0.12)	(1.88)
Adjusted net earnings (loss) per basic share ($)(1)	0.04	(0.04)	0.03	(0.08)	(0.04)
Share price as at December 31 (TSX - Canadian dollars)	2.80	1.15	2.80	1.15	1.05
Weighted average outstanding shares (basic) (millions)	677.2	674.4	676.3	611.1	578.7
1.The Company uses certain non-GAAP financial performance measures throughout this MD&A. Operating margin, adjusted net earnings (loss), adjusted net earnings (loss) per basic share, sustaining capital, growth capital and operating cash flows before changes in non-cash operating working capital are non-GAAP financial performance measures with no standard meaning under IFRS, and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

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SUSTAINABILITY AND ESG
New Gold has four sustainability focus areas: Indigenous Peoples, Tailings Management, Water and Climate. In 2020, New Gold adapted its sustainability efforts to align with the most pressing ESG reporting issues facing the mining industry. As such, our ESG approach continues to prioritize the health, safety and well-being of our people. The protection of our people is central to our success as we believe people are our greatest asset. New Gold is committed to providing training, opportunities and progression paths for our teams, and we actively seek to ensure we promote diversity within our teams at all levels of the organization. We have adopted an embedded approach to execute on our sustainability strategy that aligns with ESG reporting standards.

Our key focus areas at Rainy River are engagement with our Indigenous partners, local procurement and economic development. We take a collaborative approach to environmental monitoring through the Environmental Monitoring Board, which is made up of Community members and New Gold Rainy River staff. We understand our approach to the environment is important to surrounding communities and incorporate traditional knowledge into our monitoring as much as possible to ensure we respect the shared knowledge of our partners. We will continue to focus on local procurement and working with local partners to provide business opportunities to more Indigenous companies. Economic development for the surrounding area continues to be a top priority, and we know that through business development opportunities and increased employment, we can have a long-term positive impact for our partners, building on our strong relationships and creating more resilient communities.
Our key focus areas for New Afton include tailings management, energy reduction plans and Indigenous relations. In 2020, we began construction of our Thickened and Amended Tailings facility ("TAT"), which will support more efficient water management and improve long-term environmental impacts. As part of the Company's climate action plan, New Afton continues to explore options to reduce energy use on site. In 2020, New Afton was able to achieve a reduction in fossil fuel consumption and recently purchased an electric boom truck, two electric haul trucks and one electric scoop. The introduction of these vehicles is an important step in our C-Zone development and greenhouse gas reduction targets. Our relationships with surrounding Indigenous partners remain strong as we actively collaborate to improve the benefits to the surrounding areas based on mine expansion.
In 2020, CSP continued both biophysical and social closure plans to ensure the legacy of the mine was one of respect and impact. Although COVID-19 impacted activities in the first half of the year, the team continued to work with the surrounding communities to provide personal protective equipment ("PPE"), water sanitization and community infrastructure to ease the burden of COVID-19. CSP completed numerous reforestation projects using native species from the area as part of each project. At the site over 1 million native plants and cacti have been grown for reforestation purposes in the last 10 years. Community members are part of the reforestation and educational sessions are held with schools and youth groups on the importance of environmental stewardship. In 2020, the CSP team completed the restoration of historical buildings in the town of Cerro de San Pedro and continues to support local entrepreneurs through the CSP foundation, which was established in 2017.
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CORPORATE DEVELOPMENTS
In the first quarter of 2020, New Gold entered into a strategic partnership with Ontario Teachers’ Pension Plan (“Ontario Teachers’”). Under the terms of the strategic partnership, Ontario Teachers' acquired a 46.0% free cash flow interest in the New Afton mine for upfront cash proceeds of $300 million. Ontario Teachers' has an option to convert the free cash flow interest into a 46.0% joint venture interest in New Afton in four years, or have their free cash flow interest remain as a free cash flow interest at a reduced rate of 42.5%. New Gold holds an overriding buyback option to re-purchase and cancel the interim interest during the joint venture interest option period and a right of first offer for the life of the agreements.
In the second quarter of 2020, the Company completed a $400 million senior notes offering yielding 7.50% due in 2027 that was used, along with cash on hand, to fund the full redemption of its outstanding 6.25% senior notes due in 2022 which was completed in Q3, 2020.
In the third quarter of 2020, the Company completed the divestment of the Blackwater Project to Artemis Gold Inc. ("Artemis") for total cash consideration of C$190 million (in aggregate, corresponding to $170.0 million). The initial cash payment of C$140 million was received with the remaining C$50 million cash payment due in Q3, 2021. Under the terms of the agreement with Artemis, the Company also retained an 8% gold stream and received a 6% equity stake in Artemis. The Company also transferred approximately $90 million in letters of credit related to mine closure costs to surety bonds, increasing the funds available under the credit facility.
In the fourth quarter of 2020, the Company extended its secured credit facility with a syndicate of 8 top tier financial institutions. The facility will now mature on October 9, 2023 and has a new maximum borrowing limit of $350 million. On December 23, 2020, the Company completed the partial redemption of $200 million of the principal amount of the outstanding 6.375% senior notes due in 2025 that was funded with cash on hand.
Exploration drilling programs at Rainy River and New Afton were launched late in the fourth quarter and an update is expected to be released in the latter part of the first quarter of 2021.

OUR RESPONSE TO COVID-19
New Gold has established a Pandemic Response and Business Plan Committee, comprised of leadership from all locations, that meets regularly and has developed and implemented pre-screening and business continuity plans. The Committee is established to ensure that we are assessing all potential risks and developing viable contingency plans that will enable us to stay ahead of any potential safety and health risks for our employees and members of our host communities. Designated teams from relevant functions are proactively planning for various contingencies and responding to daily changes and circumstances. We are proactively preparing for the potential spread of COVID-19 to any of New Gold’s locations, with specific business continuity plans in place.
New Gold has taken numerous steps to ensure needs are being addressed in local communities. Our operations have shared action plans and preventative measures being implemented, while seeking and considering input from our employees, contractors, and communities to ensure we are delivering responsive actions consistent with broader efforts. Across New Gold we continue to identify and
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implement measures at our corporate office and at all our sites to protect our workforce and communities. For further information on the Company's response, visit www.newgold.com.
Our COVID-19 response continued to be effective with the implementation of rapid testing at Rainy River. Our site remained COVID free for majority of 2020 with two isolated contract employee cases in Q4. The cases were identified early with our rapid testing process and confirmed with Public Health and posed minimal risk to the operation. Both cases have now recovered. There are currently no active cases at the Rainy River Mine.
New Afton reported six isolated COVID-19 cases, five cases being among our contractor teams. All six cases have recovered. New Afton implemented wearable contact tracing technology and is in the process of implementing rapid testing as outlined by the Government of British Columbia. New Afton continues to take all precautions against COVID-19 for employees and contractors.There are currently no active cases of COVID-19 at the New Afton Mine.

OUTLOOK FOR 2021
New Gold’s operational outlook assumes that our operations will continue without any significant COVID-19-related interruptions. New Gold continues to maintain preventative measures at all our sites to protect our workforce and communities, and to mitigate the effects of COVID-19 on our operations. Any reduction or suspension of our operations due to COVID-19, could impact our ability to achieve the Company’s 2021 outlook. Please see the Cautionary Note Regarding Forward-Looking Statements.
The Company is providing its operational outlook for 2021 with company-wide gold eq. production expected to increase over the prior year, primarily driven by an approximately 22% increase in production from the Rainy River Mine, partially offset by lower production from the New Afton Mine. Consolidated cash costs are expected to be in-line with the prior year, with lower cash costs from the Rainy River Mine and higher cash costs from the New Afton Mine. AISC are expected to decline primarily due to lower cash costs and sustaining capital requirements at Rainy River. Growth capital is expected to increase over the prior year, primarily related to the New Afton C-Zone project development.
New Gold Consolidated Operational Estimates
In 2021, the Company will continue to report production on a gold eq. basis as well as on a per-metal basis. Cash costs and AISC will be reported on a per gold eq. ounce basis. Guidance has been prepared assuming $1,800 per gold ounce, $3.50 per pound of copper and $25 per silver ounce and a foreign exchange rate of 1.28 Canadian dollars to the US dollar.

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Operational Estimates	Rainy River	New Afton	Consolidated Guidance
Gold Produced (ounces)	270,000 - 290,000	52,000 - 62,000	322,000 - 352,000
Copper Produced (Mlbs)	-	56 - 68	56 - 68
Gold Eq. Produced (ounces)(1)	275,000 - 295,000	165,000 - 195,000	440,000 - 490,000
Cash Costs per gold eq. ounce(1)(2)	$715 - $795	$920 - $1,000	$800 - $880
Corporate G&A per gold eq. ounce(1)	-		$45 - $55
All-in Sustaining Costs per gold eq. ounce(1)(2)	$1,125 - $1,225	$1,200 - $1,300	$1,220 - $1,320
Capital Investment & Exploration Expense Estimates	Rainy River	New Afton	Consolidated Guidance
Sustaining Capital & Sustaining Leases ($M)[2]	$95 - $125	$40 - $60	$135 - $185
Growth Capital ($M)[2]	$10 - $15	$80 - $110	$85 - $120
Exploration Expense ($M)	~$5	~$12	~$17

1.Gold eq. ounces includes approximately 538,000 to 568,000 ounces of silver at Rainy River and approximately 250,000 to 270,000 ounces of silver at New Afton.
2.The Company uses certain non-GAAP financial performance measures throughout this MD&A. Cash costs and all-in sustaining costs per gold eq. ounce and sustaining capital, sustaining lease and growth capital are non-GAAP financial performance measures with no standard meaning under IFRS, and therefore may not be comparable to similar measures presented by other issuers. Refer to the "Non-GAAP Financial Performance Measures" section of this MD&A

The Company announced its 2021 operational outlook for the Rainy River Mine with an approximately 22% increase in production. Cash costs and AISC are expected to decrease over the prior year, primarily due to lower cash costs and sustaining capital requirements as all deferred construction capital programs were completed in 2020. Growth capital is expected to increase over the prior year, primarily related to development of the underground Intrepid Zone.

The New Afton mine plan for the year was adjusted following the tragic mud-rush event that occurred on February 2, 2021. Underground mining activities are safely and sequentially ramping-up as we continue to maintain our focus on the health, safety and wellbeing of our people. The adjusted plan contemplates lower tonnes mined from the recovery level, as mining operations will be limited to remote mucking activities. It is expected that mining on Lift 1, which includes the West cave, East cave and pillar recovery (“Lift 1”) will ramp-up during the first quarter and return to pre-incident mining rates in the second quarter, which is expected to be maintained over the balance of the year. It is expected that the B3 permit will be received in the latter part of the first quarter and ore extraction from the B3 zone will begin during the second quarter and ramp up over the year as more draw points are accessible. As a result of lower tonnes mined during the year, a portion of current surface stockpiles will be processed to supplement mill feed. C-Zone development will continue to be advanced as planned and the project remains on schedule.
During the year, operating expense per gold eq. ounce is expected to be between $715 and $795 for the Rainy River Mine and between $810 and $890 per gold eq. ounce for the New Afton Mine.

During the year, depreciation and depletion is expected to average between $460 and $540 per gold eq. ounce for the Rainy River Mine and between $300 and $380 per gold eq. ounce for the New Afton Mine.

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MINERAL RESERVES AND MINERAL RESOURCES UPDATE

Mineral Reserves and Mineral Resources Summary (1)	As at December 31, 2020			As at December 31, 2019
	Gold koz	Silver koz	Copper Mlbs	Gold koz	Silver koz	Copper Mlbs
Proven and Probable Mineral Reserves
Rainy River	2,598	7,152	-	2,636	6,266	-
Open Pit	1,599	3,518	-	1,748	3,602	-
Underground	672	1,795	-	549	1,034	-
Low grade and stockpile	327	1,839	-	339	1,629	-
New Afton	958	2,670	758	1,005	2,844	802
Blackwater	-	-	-	8,170	60,800	-
Total Proven and Probable Reserves	3,556	9,822	758	11,811	69,909	802
Measured and Indicated Mineral Resources (exclusive of Mineral Reserves) (1)
Rainy River	2,005	5,125	-	1,914	5,120	-
Open Pit	187	562	-	245	789	-
Underground	1,818	4,563	-	1,669	4,331	-
New Afton	1,182	4,246	1,003	1,118	3,754	933
Blackwater	-	-	-	1,402	8,915	-
Total Measured and Indicated Mineral Resources	3,187	9,371	1,003	4,434	17,788	933
Total Inferred Mineral Resources	412	917	143	754	3,124	121

1.Refer to the detailed Mineral Reserve and Mineral Resource tables that follow at the end of this MD&A for the estimates as at December 31, 2020 and the Company’s Annual Information Form dated March 27, 2020 for estimates as at December 31, 2019.
2.The Mineral Reserves and Mineral Resources stated above are as at December 31, 2020 and do not reflect any events subsequent to that date.

Consolidated gold Mineral Reserves decreased by approximately 8.25 million gold ounces as compared to 2019. This decrease includes approximately 8.17 million gold ounces related to the sale of the Blackwater Project in August 2020, 253,000 gold ounces of mining depletion at the Rainy River Mine and approximately 85,000 gold ounces of mining depletion at the New Afton Mine. Mining depletion was partially offset by approximately 253,000 ounces of positive resource to reserve conversion from updated mine designs and operational plans at both mines.
At the Rainy River Mine, total Mineral Reserves slightly decreased by approximately 38,000 gold ounces over the prior year, primarily due to mine depletion that was partially offset by the conversion of 215,000 gold ounce from Mineral Resources to Mineral Reserves (92,000 open pit mine plan and 123,000 underground mine plan) due to updated mine designs and operational plan optimization. The increase in Mineral Reserves was driven by updated metal price assumptions and updated cut-off grades for underground reserves.
At the New Afton Mine, Mineral Reserves decreased by approximately 47,000 gold ounces over the prior year as a result of mine depletion that was partially offset by the addition of 38,000 gold ounces from the C-zone mine plan optimization.
Consolidated Measured and Indicated Mineral Resources decreased by approximately 1.2 million gold ounces due to the sale of the Blackwater Project, partially offset by increased underground Mineral Resources at the Rainy River and New Afton Mines. At the Rainy River Mine Measured and Indicated Mineral Resources have increased by 91,000 gold ounces due to higher gold prices and lower cut-off
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grades applied for underground ore material. Total Measured and Indicated Mineral Resources at the New Afton Mine increased by approximately 64,000 gold ounces driven by additional drilling in 2020.
Consolidated Inferred Mineral Resources decreased by approximately 340,000 gold ounces due the sale of the Blackwater Project.
KEY PERFORMANCE DRIVERS
There is a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are market prices of gold and copper as well as foreign exchange rates.
Production Volumes and Costs
For an analysis of the impact of production volumes and costs for the three months and the year ended December 31, 2020 relative to prior-year periods, refer to the “Review of Operating Mines” section of this MD&A.
Commodity Prices
Gold Prices
The price of gold is the single largest factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold.
For the year ended December 31, 2020, New Gold's gold revenue per ounce and average realized gold price per ounce were $1,537 and $1,559 respectively, compared to the LBMA p.m. average gold price of $1,770 per ounce.
For the three months ended December 31, 2020, New Gold’s gold revenue per ounce and average realized gold price per ounce were $1,606 and $1,623 respectively, compared to the London Bullion Market ("LBMA") p.m. average gold price of $1,873 per ounce.
The call options that were exercised in 2020 had an average strike price of $1,355 for the first half and $1,415 for the second half of 2020 which impacted gold revenue per ounce and average realized gold price per ounce. At the end of 2020 all gold option contracts have expired and the Company is now fully exposed to current gold prices.
Copper Prices
For the year ended December 31, 2020, New Gold’s copper revenue per pound and average realized copper price per pound were $2.67 and $2.86 respectively compared to the average LME copper price of $2.80 per pound.
For the three months ended December 31, 2020, New Gold’s copper revenue per pound and average realized copper price per pound were $3.14 and $3.34 respectively compared to the average London Metals Exchange ("LME") copper price of $3.25 per pound.
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In Q1 2021, the Company purchased low cost copper put options with a floor of $3.10 per pound, covering 1,700 tonnes per month (approximately 65% of anticipated production), for the period from April 2021 to September 2021, while maintaining full exposure to higher copper prices.
Foreign Exchange Rates
The Company’s key operations are in Canada, while revenue is generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars. New Gold’s operating results and cash flows are influenced by changes in various exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton and Rainy River, as well as through corporate administration costs. The Company also has exposure to the Mexican peso through its reclamation activities at Cerro San Pedro.
The spot Canadian dollar strengthened by approximately 2% against the U.S. dollar during 2020. The strengthening of the Canadian dollar impacts costs in U.S. dollar terms at the Company’s Canadian operations, as a significant portion of operating and capital costs are denominated in Canadian dollars.
In the first quarter of 2020, the Company entered into foreign exchange forward contracts in order to hedge the Company’s spending in Canadian dollars. The Company hedged $20.0 million U.S. dollars per month at average Canadian dollar to U.S. dollar foreign exchange rate of 1.40 for the period of April 2020 to December 2020.
For an analysis of the impact of foreign exchange fluctuations on operating costs, refer to the “Review of Operating Mines” sections for Rainy River and New Afton.
Economic Outlook
The LBMA p.m. gold price finished Q4 2020 flat versus to the end of Q3. Uncertainty around the short and long-term economic impacts of COVID-19 continues to cause increased volatility in equity markets and has encouraged inflows into safe-haven assets such as U.S. treasuries and gold. Against this economic backdrop, gold held in exchange-traded products recorded positive flows and combined with a rising gold price pushed assets under management in gold ETFs to new record highs during 2020.
Prospects for gold are encouraged by several structural factors. Mine supply has been plateauing as high-quality deposits become more difficult to find and more expensive to develop and mine. Exploration budgets have been cut in recent years, increasing the likelihood that supply will remain muted, even in the face of increasing gold prices.
Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, gold supply and demand, and macroeconomic factors such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for precious metals such as gold and believes the prospects for the business are favourable.
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FINANCIAL RESULTS
Summary of Financial Results

	Three months ended December 31				Year ended December 31
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019	2018
FINANCIAL RESULTS
Revenue	198.9	139.2	643.4	630.6	604.5
Operating expenses	97.3	105.2	339.9	371.9	325.4
Depreciation and depletion	50.8	64.4	193.1	240.6	239.9
Revenue less cost of goods sold	50.8	(30.4)	110.4	18.1	39.2
Corporate administration	4.3	4.8	15.6	17.6	23.2
Corporate restructuring	—	1.1	—	1.1	4.1
Share-based payment expenses	3.7	(0.1)	7.6	1.7	0.7
Asset impairment	—	—	—	—	1,054.8
Exploration and business development	2.3	1.3	5.8	5.6	3.0
Income (loss) from operations	40.5	(37.5)	81.4	(7.9)	(1,046.6)
Finance income	0.2	0.5	1.1	2.2	1.5
Finance costs	(30.2)	(14.3)	(79.2)	(62.6)	(69.0)
Other gains and losses
Rainy River underground project costs	—	—	—	(3.4)	—
(Loss) gain on foreign exchange	(2.7)	(2.4)	1.2	(3.7)	6.6
Loss on disposal of other assets	(0.3)	(0.8)	(1.6)	(1.2)	(0.3)
Gain (loss) on revaluation of investments	7.8	(0.1)	17.4	—	(0.2)
Settlement and (loss) gain on revaluation of copper price option contracts	—	(0.2)	—	(0.7)	4.8
Gain (loss) on foreign exchange derivative	0.4	(0.5)	9.0	1.5	—
Unrealized (loss) gain on revaluation of non-current derivative financial liabilities	(67.1)	46.3	(110.4)	20.1	11.7
Settlement and gain (loss) on revaluation of gold price option contracts	23.0	3.5	26.4	(21.7)	(4.8)
Revaluation of CSP’s reclamation and closure cost obligation	1.2	(0.6)	3.4	0.6	(1.0)
New Afton free cash flow interest obligation transaction costs	—	—	(3.4)	—	—
Gain on receivable associated with Mesquite sale	12.8	—	12.8	4.0	—
Loss on sale of Blackwater	—	—	(30.2)	—	—
Other	(1.6)	(0.2)	(2.9)	(1.1)	1.3
Loss before taxes	(16.0)	(6.3)	(75.0)	(73.9)	(1,096.0)
Income tax (expense) recovery	(5.1)	6.6	(4.3)	0.4	10.4
Net (loss) income from continuing operations	(21.1)	0.3	(79.3)	(73.5)	(1,085.6)
(Loss) earnings from discontinued operations	—	—	—	—	(154.9)
Net (Loss) earnings	(21.1)	0.3	(79.3)	(73.5)	(1,240.5)
Adjusted net income (loss) (1)	27.9	(28.0)	19.2	(47.2)	(25.4)
1.The Company uses certain non-GAAP financial performance measures throughout this MD&A. Adjusted net income is a non-GAAP financial performance measure with no standard meaning under IFRS, and therefore may not be comparable to similar measures presented by other issuers. For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
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Revenue
For the year ended December 31, 2020, the increase in revenue was due to an increase in gold and copper prices which was partially offset by a decrease in sales volume which included the impact related to a voluntary two-week suspension due to COVID-19 at Rainy River. For the three months ended December 31, 2020, the increase in revenue was due to an increase in gold and copper prices and gold sales volume. A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.
Operating expenses
For the year ended December 31, 2020, operating expenses were lower than the prior-year period due to improved operational and cost performance and lower production. For the three months ended December 31, 2020, operating expenses were lower than the prior year period due to improved operational and cost performance and an inventory write-down of $14.1 million in the prior year period. For further information, please refer to the "Review of Operating Mines" section of this MD&A.
Depreciation and depletion
For the year and three months ended December 31, 2020, depreciation and depletion decreased when compared to the prior-year periods due to lower metal sales volumes and updated depletion bases. At Rainy River, the depreciation per ounce has increased as a result of decreased reserves and shorter mine life when compared to the prior-year. At New Afton, depreciation per ounce has decreased as a result of the inclusion of C-Zone reserves in its depletion base and longer mine life.
Revenue less cost of goods sold
For the year and three months ended December 31, 2020, revenue less costs of goods sold increased when compared to prior-year periods due to higher metal prices, lower depreciation and depletion and lower operating expenses.
Corporate administration
For the year and three months ended December 31, 2020, corporate administration decreased compared with the prior-year periods due to a lower corporate headcount, resulting in lower compensation and benefit expenses.
Share-based payment expenses
For the year and three months ended December 31, 2020, share-based payment expenses increased compared with prior-year periods due to an increase in New Gold's share price which increases share based payments.
Finance income and finance costs
For the year ended and three months ended December 31, 2020, finance costs increased as a result of the $23.3 million and $16.8 million losses on repayment of long term debt partially offset by lower long term debt outstanding.
Other gains and losses
The following other gains and losses are added back for the purposes of adjusted net earnings:
Underground project costs
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In the prior-year period, underground project costs related to costs associated with the deferral of the Rainy River underground mine development plan and included demobilization and related costs.
Foreign exchange
Movements in foreign exchange are primarily due to the revaluation of monetary assets and liabilities at the balance sheet date and the appreciation or depreciation of the Canadian dollar and Mexican peso compared to the U.S. dollar in the current period.
Foreign exchange forward contracts
For the year and three months ended December 31, 2020, the Company recognized a gain of $9.0 million and $0.4 million, respectively, associated with the Company's foreign exchange forward contracts.
Gold stream obligation
For the year and three months ended December 31, 2020, the Company recognized a loss on the revaluation of the gold stream obligation derivative instrument of $58.3 million and $36.0 million. The loss was primarily driven by a lower discount rate and higher gold prices.
New Afton free cash flow interest obligation
For the year and three months ended December 31, 2020, the Company recognized a loss on revaluation of the New Afton free cash flow interest obligation of $52.1 million and $31.1 million. The loss was primarily driven by a lower discount rate and higher gold and copper prices. The Company also incurred $3.4 million in transaction costs upon inception of the financial obligation.
Loss on sale of Blackwater
For the year ended the Company recognized a loss of $30.2 million on disposal of Blackwater to Artemis.

Unrealized gain on investments
For the year and three months ended December 31, 2020, the Company recognized unrealized gains of $17.4 million and $7.8 million primarily related to an increase in share price for Artemis shares and other investments.

Gold option contracts
For the year and three months ended December 31, 2020, the Company recognized a gain on the revaluation of the gold price option contracts of $26.4 million and $23.0 million due to the settlement of gold option contracts. A realized loss of $67.2 million was recognized in revenue for the year ended December 31, 2020.

Mesquite sale proceeds
For the year and three months ended December 31, 2020, the $12.8 million gain on the Mesquite sale receivable represents tax credits receivable under the terms of the sales agreement.
CSP’s reclamation, closure cost obligation
Cerro San Pedro transitioned to the reclamation phase of its mine life cycle effective December 31, 2018. The revaluation of Cerro San Pedro’s reclamation and closure cost obligation is a result of changes in estimates to the expected cash flows.
Income tax
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The current and prior-year income tax recovery relates primarily to current and deferred mineral taxes in the period.
On an adjusted earnings basis, the adjusted tax expense for the year ended December 31, 2020 was $7.4 million, compared to $1.0 million in the prior-year period. The adjusted tax expense excludes the impact of other gains and losses on the consolidated income statement. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
Net loss
For the year and three ended December 31, 2020, the net loss increased compared to the prior-year periods primarily due to the loss on the revaluation of the Rainy River gold stream obligation and the New Afton free cash flow obligation to the Ontario Teacher's Pension Plan, partially offset by higher income from operations.
Adjusted net earnings (loss)
Net earnings (losses) have been adjusted for loss on repayment of long term debt, inventory write-downs, corporate restructuring charges and other gains and losses on the consolidated income statement. Key elements in other gains and losses are: underground project costs at Rainy River; the fair value changes for the gold stream obligation; fair value changes for the free cash flow interest obligation; fair value changes for copper and gold price option contracts, fair value changes for the foreign exchange forward contracts, financial instrument transaction costs, loss on sale of Blackwater, foreign exchange gains/loss and gain and loss on investments. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
For the year and three months ended December 31, 2020, adjusted earnings increased when compared to the prior-year periods primarily due to higher revenue, lower operating expenses and lower depreciation and depletion.
For further information on the Company’s liquidity and cash flow position, please refer to the “Liquidity and Cash Flow” section of this MD&A. For further information on the Company’s financial results, please refer to the “Financial Results” section of this MD&A.

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Key Quarterly Operating and Financial Information
Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except where noted)	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018
OPERATING INFORMATION(2)
Gold production from operations (ounces)(1)	83,096	78,959	64,294	66,790	66,856	91,087	85,216	79,398	97,428
Gold sales from operations (ounces)(1)	86,491	75,760	60,853	68,773	71,691	85,867	84,184	89,312	84,421
Revenue	198.9	173.7	128.5	142.3	139.2	168.4	155.1	167.9	157.4
Net income (loss)	(21.1)	15.7	(45.6)	(28.3)	0.3	(24.7)	(35.7)	(13.4)	(742.5)
Per share:
Basic ($)	(0.03)	0.02	(0.07)	(0.04)	0.00	(0.04)	(0.06)	(0.02)	(1.28)
Diluted ($)	(0.03)	0.02	(0.07)	(0.04)	0.00	(0.04)	(0.06)	(0.02)	(1.28)
1.A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.
2.Operating information for all periods presented are from continuing operations.

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REVIEW OF OPERATING MINES
Rainy River Mine, Ontario, Canada
Rainy River is a gold mine located approximately 50 kilometres northwest of Fort Frances, a town of approximately 8,000 people, in northwestern Ontario, Canada.
A summary of Rainy River’s operating results is provided below.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
OPERATING INFORMATION
Ore mined (thousands of tonnes)	3,948	1,793	11,777	6,830
Operating waste mined (thousands of tonnes)	6,801	6,810	26,064	26,901
Capitalized waste mined (thousands of tonnes)	3,846	3,921	13,290	9,486
Waste mined (thousands of tonnes)	10,646	10,731	39,354	36,387
Ore processed (thousands of tonnes)	2,484	2,072	8,819	8,023
Ratio of waste-to-ore	2.70	5.99	3.34	5.33
Average gold grade (grams/tonne)	0.93	0.85	0.90	1.08
Gold recovery rate (%)	90	91	90	91
Gold eq. (ounces)(1)(3):
Produced	68,241	51,915	233,201	257,051
Sold	72,279	57,258	235,416	268,718
Gold (ounces)(1):
Produced	66,734	51,122	228,919	253,772
Sold	70,675	56,390	231,112	265,359
Average gold realized price(1)(2) ($/ounce)	1,624	1,366	1,561	1,335
Operating expenses per gold eq. ounce sold ($/ounce)(3)	864	1,278	906	962
Depreciation and depletion per gold eq. ounce(2)(3)	523	512	600	349
Total cash costs per gold eq. ounce sold (2)(3)	864	1,032	906	910
All-in sustaining costs per gold eq. sold (2)(3)	1,494	2,429	1,562	1,630
FINANCIAL INFORMATION
Revenue	118.1	78.4	368.7	358.9
Operating margin (2)	55.7	5.2	155.5	100.5
Revenue less cost of goods sold	17.8	(24.2)	14.2	6.6
Capital expenditures (sustaining capital) (2)	41.1	79.3	137.7	179.1
Capital expenditures (growth capital) (2)	2.8	0.1	3.1	6.8
1.Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.The Company uses certain non-GAAP financial performance measures throughout this MD&A. Total cash costs and all-in sustaining costs per gold eq ounce sold, average realized price, operating margin and capital expenditures (sustaining capital, sustaining leases, and growth capital) are non-GAAP financial performance measures with no standard meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.Gold eq. ounces include silver ounces and copper ounces produced or sold converted to a gold eq. based on a ratio of $1,500 per gold ounce and $17.75 per silver ounce. Throughout the year the Company reported gold equivalent ounces using a constant ratio of those prices.
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Operating results
The Rainy River Mine has achieved the higher end of the revised annual gold eq. production guidance. Operating expenses and cash costs were below revised annual guidance, primarily due to lower mining costs during the year as well as higher production and sales. AISC were below the revised annual guidance due to lower operating expenses and sustaining capital spend. Sustaining capital achieved the lower end of the revised annual guidance estimates, primarily due to realized savings related to Tailings Management Area ("TMA") construction.
Production
For the fourth quarter, gold eq. production was 68,241 ounces (66,734 ounces of gold and 127,390 ounces of silver), at a grade of 0.93 grams per tonne, an increase over the prior two quarters. For the year, gold eq. production was 233,201 ounces (228,919 ounces of gold and 361,862 ounces of silver), achieving the higher end of revised annual production guidance. For the fourth quarter production increased when compared to the prior-year period primarily due to higher grades. For the year production decreased when compared to the prior year primarily due to planned lower grades and a two-week voluntary shutdown due to COVID-19.

During the fourth quarter, the open pit mine achieved approximately 159,000 tonnes per day, a 9% increase over the prior quarter and exceeding the 2021 target of 151,000 tonnes per day. During the quarter, approximately 3.9 million ore tonnes and 10.6 million waste tonnes (including 3.8 million capitalized waste tonnes) were mined from the open pit at an average strip ratio of 2.70:1.Capitalized waste remained elevated in the quarter as Phase 3 waste stripping continued to advance.
For the second consecutive quarter, the mill processed approximately 27,000 tonnes per day for the quarter, the maximum average allowable under the existing mill permit. The mill continued to process ore directly supplied by the open pit combined with ore from the medium grade stockpile and processed an average grade of 0.93 grams per tonne at a gold recovery of 90%. Low grade ore continues to be stockpiled for future processing as part of the underground mine plan. With the mill operating consistently at its maximum capacity, efforts will continue to focus on additional optimization opportunities to increase recovery and unit cost performance. Mill availability for the quarter averaged 94%, exceeding plan.
Revenue
For the three months ended December 31, 2020, revenue increased compared to the prior-year period due to higher gold prices and sales volume. For the year ended December 31, 2020, revenue increased compared to the prior period due to higher gold prices which was partially offset by lower sales volumes.

Revenue less cost of goods sold
For the three months and year ended December 31, 2020, revenue less cost of goods sold increased when compared to prior-year periods, primarily driven by higher revenues and lower operating expenses in the quarter.
Operating expenses, depreciation and depletion, total cash costs, all-in sustaining costs, and capital expenditures
Operating expense and total cash costs were $864 per gold eq. ounce for the quarter, a decrease over the prior year quarter primarily due to higher production as a result of higher grade ore tonnes mined and milled, as well as a non-cash inventory write down included in the prior year period. For the year,
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operating expense and total cash costs per gold eq. ounce were $906, a decrease over the prior year due to a non-cash inventory write down included in the prior year period.

For the year ended December 31, 2020, (excluding the Canada Emergency Wage Subsidy of $7.4 million) mining cost per tonne were below 2020 planned levels due to lower diesel prices realized which offset the impact of lower tonnes mined due to the impact of COVID-19. Processing costs per tonne were in line with 2020 planned levels, despite the lower throughput. General and administrative costs per tonne milled were higher than 2020 planned levels, impacted by the lower throughput. Unit costs per tonne achieved for the quarter are in line with planned 2021 costs per the March 2020 NI 43-101 technical report.
Depreciation and depletion was $523 per gold eq. ounce for the quarter and $600 per gold eq. ounce for the year. Depreciation and depletion increased from the prior-year period primarily due to decreased reserves and shorter mine life when compared to the prior year.
Sustaining capital and sustaining lease payments for the quarter were $43.6 million and $147.5 million for the year, including $9.7 million and $32.9 million of capitalized mining costs, respectively. All key capital projects were completed during the quarter, including the Stage 2 tailings dam raise and wick drain installation for stabilization of the east waste dump. As previously disclosed, a small portion of the TMA construction as well as other smaller projects that were originally scheduled for completion in 2021 were completed in the quarter, thereby reducing planned capital requirements for 2021.
AISC were $1,494 per gold eq. ounce for the quarter and $1,562 per gold eq. ounce for the year, a decrease over the prior year periods due primarily to lower sustaining capital spend in the current year.

At the end of the quarter, development of the decline towards the Intrepid underground ore zone had advanced 590 metres, exceeding the planned 550 metres for the year. The operation has accessed the first ore level by the middle of the first quarter. The focus in 2021 will be on the refinement of the long-hole mining methodology and block model. Production from the Intrepid Zone is expected to begin in late 2022.
Impact of foreign exchange on operations
Rainy River’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended December 31, 2020, the value of the U.S. dollar averaged $1.30 against the Canadian dollar, when compared to $1.32 against the Canadian dollar in the prior-year period. This had a negative impact on total cash costs of $11 per gold eq. ounce sold against the prior-year period. For the year ended December 31, 2020, the value of the U.S. dollar averaged $1.34 against the Canadian dollar compared to $1.33 in the prior year. This had a positive impact on total cash costs of $9 per gold ounce sold against the prior year.
Exploration activities
Late in the quarter, a drilling program was launched on the North East Trend, located approximately 18 kilometres northeast of the Rainy River Mine. A total of 1,298 metres of the planned 8,000 metres were completed by the end of the year. The drilling program continues to test the previously identified high priority targets.

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New Afton Mine, British Columbia, Canada
The New Afton mine is located near Kamloops, a city of approximately 90,000 people, in south-central British Columbia.

A summary of New Afton’s operating results is provided below.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
OPERATING INFORMATION
Ore mined (thousands of tonnes)	1,493	1,266	5,763	5,437
Operating waste mined (thousands of tonnes)	—	8	41	47
Capitalized waste mined (thousands of tonnes)	95	64	291	217
Waste mined (thousands of tonnes)	95	71	332	265
Ore processed (thousands of tonnes)	1,413	1,459	5,532	5,584
Average grade:
Gold (grams/tonne)	0.46	0.42	0.45	0.47
Copper (%)	0.73	0.70	0.72	0.78
Recovery rate (%):
Gold	79	79	80	82
Copper	81	81	82	83
Gold eq. (ounces)(1):
Produced	52,326	49,507	204,416	229,091
Sold	49,860	47,188	192,953	219,447
Gold (ounces)(1):
Produced	16,362	15,734	64,220	68,785
Sold	15,817	15,301	60,765	65,694
Copper (millions of pounds)(1):
Produced	18.5	18.3	72.1	79.4
Sold	17.5	17.3	68.0	76.4
Revenue
Gold ($/ounce)	1,525	1,218	1,449	1,220
Copper ($/pound)	3.14	2.39	2.67	2.45
Average realized price (2):
Gold ($/ounce)	1,621	1,364	1,553	1,348
Copper ($/pound)	3.34	2.68	2.86	2.71
Operating expenses per gold eq. ounce sold ($/ounce)(3)	706	678	657	517
Depreciation and depletion per gold eq. ounce	260	745	268	670
Total cash costs per gold eq. sold ($/ounce) (2)(3)	808	833	759	647
All-in sustaining costs per gold eq. sold ($/ounce) (2)(3)	1,330	1,076	1,064	829

FINANCIAL INFORMATION:
Revenue	80.8	60.8	274.7	271.7
Operating margin (2)	45.9	28.8	148	158.2
Revenue less cost of goods sold	33.0	(6.2)	96.2	11.5
Capital expenditures (sustaining capital) (2)	25.4	10.6	57.0	37.7
Capital expenditures (growth capital) (2)	39.9	10.5	77.1	24.1
1.Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.The Company uses certain non-GAAP financial performance measures throughout this MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, average realized price, operating margin, and capital expenditures (sustaining capital, sustaining leases, and growth capital) are non-GAAP financial performance measures with no standard meaning under IFRS, and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.Gold eq. ounces include silver ounces and copper ounces produced or sold converted to a gold eq. based on a ratio of $1,500 per gold ounce, $17.75 per silver ounce and $2.85 per copper pound. Throughout the year the Company reported gold equivalent ounces using a constant ratio of those prices.
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On February 2, 2021, a tragic mud-rush incident occurred at the New Afton Mine with a contract driller fatally injured and two New Afton employees receiving non-life-threatening injuries. The mud-rush was localized underneath the Lift 1 cave in the isolated recovery zone area, which does not interact with other areas of the mine, including the B3 and C-Zone areas. Surface operations were not impacted, and the mill facility is currently processing ore from the live pile and the intermediate-grade surface stockpile. Underground operations are ramping-up and B3 and C-Zone development is advancing. Underground mining activities will be safely and sequentially ramping-up as we maintain our focus on the health, safety and well being of our people.
Operating results
The New Afton Mine achieved the mid-range of the revised annual gold eq. production guidance. Operating expense and cash costs achieved the mid-range of the revised guidance. AISC was below the revised annual guidance, primarily due to lower sustaining capital spend. Sustaining capital was slightly below the revised annual guidance and growth capital achieved the mid-range of revised annual guidance.
Production
For the fourth quarter, New Afton produced 52,326 gold eq. ounces (16,362 ounces of gold, and 18.5 million pounds of copper). For the year, the mine produced 204,416 gold eq. ounces (64,220 ounces of gold, and 72.1 million pounds of copper), achieving the mid-range of revised annual production guidance. For the fourth quarter production increased when compared to the prior-year period primarily due to higher grades. For the year production decreased when compared to the prior year primarily due to lower grades.
The underground mine averaged 17,259 tonnes per day for the quarter, above original planned levels.
During the quarter, the mill averaged 15,358 tonnes per day, in-line with plan. The mill processed average gold and copper grades of 0.46 grams per tonne gold and 0.73% copper, respectively, with gold and copper recoveries of 79% and 81%, respectively. Mill availability for the quarter averaged 99%, above plan.
The 2020 mine plan incorporated multiple sources of mined ore, including extraction from the east and west caves and rehabilitation and pillar recoveries of medium-high grade. During the quarter, a new access level into the east cave recovery zone that was completed in the third quarter was utilized with an average extraction rate of 1,339 tonnes per day, including several days over 3,000 tonnes per day in December.
During the quarter, total development towards the B3 and C-Zone advanced by approximately 1,705 metres, with B3 development achieving 91% and the C-Zone achieving 110% of the planned levels for the year. As of December 31, 2020, the execution of the overall B3/C-Zone development project remained on schedule.
B3 permitting remains on schedule and the C-zone permit application process is expected to commence in the first quarter of 2021.
Revenue
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For the three months and year ended December 31, 2020, revenue increased compared to the prior-year periods due to higher gold and copper prices.
Revenue less cost of goods sold
For the three and year ended December 31, 2020, the increase in revenue less cost of goods sold when compared to the prior-year period was primarily driven by lower depreciation and depletion as a result of a higher depletion base due to the addition of C-zone ounces to New Afton's depletion base.
Operating expenses, depreciation and depletion, total cash costs, all-in sustaining costs, and capital expenditures
Operating expense per gold eq. ounce was $706 for the quarter and $657 per gold eq. ounce for the year. Operating expense per gold eq. ounce has increased as compared to the prior-year periods due to higher tonnes mined at lower grades resulting in lower gold and copper production and sales.
Total cash costs were $808 per gold eq. ounce for the quarter and $759 per gold eq. ounce for the year. Total cash costs per gold eq. ounce for the quarter have decreased as compared to the prior year quarter due to higher quarterly production and sales. Total cash cost per gold eq. ounce for the year have increased as compared to the prior year due to higher tonnes mined at lower grades resulting in lower gold and copper production and sales in the year.
For the year ended December 31, 2020 (excluding the Canada Emergency Wage Subsidy of $4.2 million) mining, processing and general and administrative costs per tonne were in line with 2020 planned levels.
Depreciation and depletion was $260 per gold eq. ounce for the quarter and $268 for the year. Depreciation and depletion decreased from the prior-year periods as a result of the inclusion of C-zone reserves in its depletion base and a longer mine life.
Sustaining capital and sustaining lease payments for the quarter were $25.5 million and $57.4 million for the year, primarily related to B3 mine development and advancement of the planned tailings dam raise. As a result of the delays in B3 development, there is a deferral of approximately $20 million of sustaining capital to 2021, including the reclassification of $10 million of deferred growth capital to sustaining capital.
AISC were $1,330 per gold eq. ounce for the quarter and $1,064 per gold eq. ounce for the year. AISC for the quarter and year have increased over the prior year period due to higher sustaining capital spend.
Growth capital was $39.9 million for the quarter and $77.1 million for the year. Growth capital in the quarter and year was primarily related to C-Zone development and the TAT project. Short term delays in thickener construction have been experienced by the manufacturer due to COVID-19 and as a result, approximately $10 million of growth capital will be deferred to 2021.
Impact of foreign exchange on operations
New Afton’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended December 30, 2020, the value of the U.S. dollar averaged $1.30 against the Canadian dollar, when compared to $1.32 against the Canadian dollar in the prior-year period. This had a negative impact on total cash costs of $9 per gold eq. ounce sold against the prior-year period. For the year ended December 31, 2020, the value of the U.S. dollar averaged $1.34 against the
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Canadian dollar compared to $1.33 in the prior year. This had a positive impact on total cash costs of $7 per gold ounce sold against the prior year.

Exploration activities
Late in the quarter, a 10,000 metre exploration drilling program was launched on the Cherry Creek trend with the initial focus on testing the potential near surface epithermal and porphyry style mineralization. Four drill rigs were mobilized and a total of 6,516 metres were completed by the end of the year.

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FINANCIAL CONDITION REVIEW
Balance Sheet Review

	As at December 31	As at December 31
(in millions of U.S. dollars)	2020	2019
BALANCE SHEET INFORMATION
Cash and cash equivalents	186.3	83.4
Other current assets	232.5	145.3
Non-current assets	1,831.3	1,929.8
Total assets	2,250.1	2,158.5

Current liabilities	158.7	171.9
Non-current liabilities excluding long-term debt	812.9	310.8
Long-term debt	489.2	714.5
Total liabilities	1,460.8	1,197.2
Total equity	789.3	961.3
Total liabilities and equity	2,250.1	2,158.5
Assets
Cash and cash equivalents
In March 2020, the Company received cash proceeds of $300 million resulting from the strategic partnership with Ontario Teacher's Pension Plan ("Ontario Teachers"). In June 2020, the Company issued $400 million of senior unsecured notes outstanding that mature and become due and payable on July 15, 2027. In July 2020, the Company completed the redemption of the $400 million 2022 senior unsecured notes (the "2022 Unsecured Notes"). In August 2020, Company received $103 million in net cash proceeds for the sale of Blackwater. On December 23, 2020, the Company completed the partial redemption of $200.0 million aggregate principal of the 2025 Unsecured Notes. The redemption was funded by cash on hand.On December 23, 2020, the Company completed the partial redemption of $200.0 million aggregate principal of the 2025 Unsecured Notes. The redemption was funded by cash on hand.
The increase in cash and cash equivalents was primarily driven by the Ontario Teachers transaction and the Blackwater sale, both described above, and operating cash flows, partially offset by capital expenditures, the repayment of debt and interest paid.
Other current assets
Other current assets primarily consist of trade and other receivables, inventories, investments, prepaid expenses, and income tax receivables. Other current assets increased when compared with the prior period primarily due to the proceeds receivable and equity investment received from the sale of Blackwater.
Non-current assets
Non-current assets primarily consist of mining interests which include the Company’s mining properties, development projects, property, plant and equipment. The decrease is primarily attributable to the disposal of Blackwater net of the retained mineral interest through the receipt of the Blackwater gold
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stream. Additionally, non-current assets were impacted by the Company’s investments in its mining interests partially offset by depreciation and depletion.

Liabilities
Current liabilities
Current liabilities consist primarily of trade and other payables. Current liabilities decreased due to the expiration of the gold option contracts at December 31, 2020.
Non-current liabilities excluding long-term debt
Non-current liabilities excluding long-term debt consist primarily of reclamation and closure cost obligations, non-current derivative obligations and deferred tax liabilities.
The Company's gold stream obligation has increased from December 31, 2019, primarily due to lower discount rates and higher gold prices, partially offset by liability repayments made in the period.
The Company’s asset retirement obligations consist of reclamation and closure costs for Rainy River, New Afton, Cerro San Pedro. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing monitoring, and other costs. The long-term discounted portion of the liability as at December 31, 2020 was $113.5 million when compared to the prior year balance at December 31, 2019 of $94.7 million. The increase was primarily driven by lower discount rates and updates to the underlying reclamation and closure costs, partially offset by the sale of the Blackwater asset.
The deferred income tax liability increased from $48.3 million as at December 31, 2019 to $53.5 million at December 31, 2020. The increase in deferred income tax liability was primarily driven by increases in the New Afton British Columbia mining tax deferred tax liability due to an increase in taxable temporary differences between the accounting and tax bases of fixed assets partially offset by the derecognition of the Blackwater deferred tax liability.
As a result of the strategic partnership with Ontario Teachers described above, the Company has recognized a financial liability representing the free cash flow interest in New Afton (the "free cash flow interest obligation"). Under the terms of the agreement, Ontario Teachers has acquired a 46.0% free cash flow interest in New Afton with an option to convert the interest into a 46.0% joint venture interest in four years, or have their interest remain as a free cash flow interest at a reduced rate of 42.5%. The increase in the free cash flow interest obligation during the current year was primarily driven by lower discount rates and higher gold and copper prices.
Long-term debt and other financial liabilities containing financial covenants
Long-term debt includes senior unsecured notes and the amounts drawn on the Company’s revolving credit facility (the “Credit Facility”).
On December 23, 2020, the Company completed the partial redemption of $200.0 million aggregate principal of the 2025 Unsecured Notes. The redemption was funded by cash on hand.
As at December 31, 2020 the Company has $100.0 million of senior unsecured notes outstanding that mature and become due and payable on May 15, 2025 (“2025 Unsecured Notes”). The 2025 Unsecured
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Notes are denominated in U.S. dollars and bear interest at the rate of 6.375% per annum. Interest is payable in arrears in equal semi-annual installments on May 15 and November 15 of each year.
Transaction costs have been offset against the carrying amount of the 2025 Unsecured Notes and are being amortized to net earnings using the effective interest method.
On June 24, 2020, the Company issued $400.0 million of senior unsecured notes (“2027 Unsecured Notes”) for net cash proceeds of $392.6 million after transaction costs. The face value is $400.0 million. The 2027 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 7.50% per annum. Interest is payable in arrears in equal semi-annual installments on January 15 and July 15 of each year.
On July 10, 2020, the Company completed the redemption of the 2022 Unsecured Notes. The redemption was funded from the net proceeds of the $400 million 2027 Unsecured Notes and cash on hand.
The 2025 and 2027 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (earnings before interest, taxes, depreciation, amortization, impairment and other non-cash adjustments to interest) of 2.0:1.0.
For the year ended December 31, 2020, the Company had borrowed $35.0 million and repaid $65.0 million under the Credit Facility, resulting in $nil being drawn under the Credit Facility as at December 31, 2020. The Credit Facility has been used to issue letters of credit amounting to $46.0 million (December 31, 2019 - $118.9 million). Letters of credit relate to reclamation bonds, and other financial assurances required with various government agencies. During the year, the Company transferred from letters of credit and added approximately $102.6 million to surety bonds.
The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The Credit Facility contains three covenant tests, the minimum interest coverage ratio, being earnings before interest, taxes, depreciation, amortization, exploration, impairment and other non-cash adjustments (“Adjusted EBITDA”) to interest, the maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”), and the maximum gross secured debt to Adjusted EBITDA, all of which are measured on a rolling four-quarter basis at the end of every quarter.
Significant financial covenants from the Credit Facility are as follows:

		Twelve months ended December 31	Twelve months ended December 31
	Financial covenant	2020	2019
FINANCIAL COVENANTS
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0 : 1	5.0 : 1	4.3 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.5 : 1	1.8 : 1	3.1 : 1
Maximum secured leverage ratio (secured debt to Adjusted EBITDA)	<2.0 : 1	0.3 : 1	0.7 : 1

Liquidity and Cash Flow
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As at December 31, 2020, the Company had cash and cash equivalents of $186.3 million compared to $83.4 million at December 31, 2019. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian provinces with a minimum credit rating of R-1 mid from the DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. All investments must have a maximum term to maturity of 12 months and the average term will generally range from seven days to 90 days. Under the policy, the Company is not permitted to make investments in asset-backed commercial paper.
The Company’s liquidity is impacted by several factors which include, but are not limited to, gold and copper production, gold and copper market prices, capital expenditures, operating costs, interest rates and foreign exchange rates.  These factors are monitored by the Company on a regular basis and will continue to be reviewed.
The Company’s cash flows from operating, investing and financing activities, as presented in the consolidated statements of cash flows, are summarized in the following table for the year ended December 31, 2020 and 2019:

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
CASH FLOW INFORMATION
Cash generated from operating activities	98.4	47.9	294.8	263.5
Cash used in investing activities	(109.3)	(97.0)	(173.2)	(234.0)
Cash used in financing activities	(222.4)	(46.6)	(21.9)	(50.2)
Effect of exchange rate changes on cash and cash equivalents	3.2	0.3	3.2	0.4
Change in cash and cash equivalents	(230.1)	(95.4)	102.9	(20.3)
Operating Activities
For the year ended December 31, 2020, the increase in cash generated from operating activities was due primarily to higher revenues resulting from higher gold and copper prices. For the three months ended December 31, 2020, the increase in cash generated from operating activities was due primarily to higher revenues resulting from higher gold and copper prices and sales volumes.
Investing Activities
Cash used in investing activities is primarily for the continued capital investment in the Company’s operating mines and development projects.
The following table summarizes the capital expenditures (mining interests per the consolidated statements of cash flows) for the year ended December 31, 2020:
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	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars)	2020	2019	2020	2019
CAPITAL EXPENDITURES BY SITE
Rainy River	43.9	79.4	140.8	185.9
New Afton	65.3	21.1	134.1	61.8
Other(1)	—	1.8	9.3	5.6
Capital expenditures	109.2	102.3	284.2	253.3
1.Other includes Blackwater project expenditure.

Blackwater Proceeds
During the year, the Company completed the divestment of the Blackwater Project to Artemis for total cash consideration of C$190 million (in aggregate, corresponding to $170.0 million). The initial cash payment of C$140 million was received during the year with the remaining C$50 million cash payment due on August 24, 2021. Under the terms of the agreement, the Company retained an 8% gold stream and received a 6% equity stake in Artemis.

Financing Activities
For the year ended December 31, 2020 cash used in financing activities of $21.9 million was primarily driven by the repayments under the Company's Credit Facility, redemption of the 2022 and 2025 Unsecured Notes, lease payments, gold stream obligation payments and interest payments partially offset by the Ontario Teachers transaction and the issuance of the 2027 Unsecured Notes as described above.
The Company’s December 31, 2020 cash balance of $186.3 million, together with $304.0 million available for drawdown under the amended credit facility as at December 31, 2020, provided the Company with $490.3 million of liquidity.
The net cash generated by operations is highly dependent on metal prices, including gold and copper, as well as other factors, including the Canadian/U.S. dollar exchange rate. The Company recently purchased low cost copper put options with a floor of $3.10 per pound, covering 1,700 tonnes per month (approximately 65% of anticipated production), over the period from April 2021 to September 2021, while maintaining full exposure to higher copper prices. At the end of 2020, all gold option contracts had expired and the Company is now fully exposed to current gold prices.
In 2021, the Company is expecting to continue to advance the C-Zone development at New Afton resulting in significant capital expenditures. Assuming the continuation of prevailing commodity prices and exchange rates, and operations performing in accordance with mine plans, the Company believes it has adequate liquidity to implement its near-term operational plan and will be able to repay future indebtedness from a combination of internally generated cash flow and financing activities. Additionally, the Company has a strong liquidity position, which management feels is more than adequate to fund our business in case of any potential impacts related to COVID-19.
Commitments
The Company has entered into a number of contractual commitments for capital items relating to operations and development. At December 31, 2020, these commitments totaled $65.3 million, $65.1 million of which is expected to become due over the next 12 months. This compares to commitments of
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$72.5 million as at December 31, 2019. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.
Contingencies
In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations. As at December 31, 2020 and 2019 there were no contingent losses recorded.
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Related Party Transactions
The Company did not enter into any related party transactions during the three months and year ended December 31, 2020 and December 31, 2019.
Off-Balance Sheet Arrangements
The Company did not have any off-balance sheet arrangements during the three months and year ended December 31, 2020 and December 31, 2019.
Outstanding Shares
As at February 18, 2020, there were 680.5 million common shares of the Company outstanding. The Company had 4.8 million stock options outstanding under its share option plan, exercisable for up to 4.8 million common shares.
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NON-GAAP FINANCIAL PERFORMANCE MEASURES
Total Cash Costs per Gold Equivalent Ounce
“Total cash costs per gold equivalent ounce” is a non-GAAP measure that is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. New Gold believes that this measure, along with sales, is a key indicator of a Company’s ability to generate operating earnings and cash flow from its mining operations.
Total cash costs are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are then divided by gold equivalent ounces sold to arrive at the total cash costs per equivalent ounce sold.
In addition to gold the Company produces copper and silver. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter. In the prior year, New Gold calculated gold equivalent ounces of copper and silver produced or sold in a quarter by calculating the ratio of the average spot market copper and silver prices to the average spot market gold price in a quarter and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.
Notwithstanding the impact of copper and silver sales, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining Company. To determine the relevant costs associated with gold equivalent ounces, New Gold believes it is appropriate to reflect all operating costs that are extracted in its operations.
Sustaining Capital
"Sustaining capital" and "sustaining lease" is a non-GAAP financial measures. New Gold defines sustaining capital as net capital expenditures that are intended to maintain operation of its gold producing assets. A sustaining lease is similarly a lease payment that is sustaining in nature. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or
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capital expenditures related to major projects at existing operations where these projects will materially increase production. Management uses sustaining capital and sustaining lease, to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. Sustaining capital and sustaining lease are intended to provide additional information only, do not have any standardized meanings under IFRS, and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Growth Capital
"Growth capital" is a non-GAAP financial measure. New Gold terms non-sustaining capital costs to be “growth capital”, which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine growth capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses growth capital to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production. Growth capital is intended to provide additional information only, does not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
All-in Sustaining Costs per Gold Equivalent Ounce
“All-in sustaining costs per gold equivalent ounce” is a non-GAAP measure based on guidance announced by the World Gold Council (“WGC”) in September 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies, to develop a measure that expands on IFRS measures such as operating expenses and non-GAAP measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes the all-in sustaining costs measure provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Compensation Committee of the Board of Directors uses all-in sustaining costs, together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.
All-in sustaining costs per gold equivalent ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
New Gold defines all-in sustaining costs per gold equivalent ounce as the sum of total cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and
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environmental reclamation costs, all divided by the total gold equivalent ounces sold to arrive at a per ounce figure. The table “Sustaining Capital Expenditure Reconciliation” reconciles New Gold’s sustaining capital to its cash flow statement. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs and lease payments. Exploration costs and lease payments to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.
Costs excluded from all-in sustaining costs are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.
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Cash Costs and AISC per Gold Equivalent Ounce Reconciliation Tables
The following tables reconcile these non-GAAP measures to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
CONSOLIDATED OPEX, CASH COST AND AISC RECONCILIATION
Operating expenses	97.3	105.2	339.9	371.9
Gold equivalent ounces sold(1)	122,139	104,446	428,370	488,165
Operating expenses per gold equivalent ounce sold ($/ounce)	799	1,007	794	762
Operating expenses	97.3	105.2	339.9	371.9
Treatment and refining charges on concentrate sales	5.1	7.3	19.7	28.6
Adjustments(5)	—	(14.1)	—	(14.1)
Total cash costs	102.4	98.4	359.6	386.4
Gold equivalent ounces sold(1)	122,139	104,446	428,370	488,165
Total cash costs per gold equivalent ounce sold ($/ounce)	841	942	840	792
Sustaining capital expenditures(2)(4)	66.4	87.6	194.7	214.7
Sustaining exploration - expensed	0.2	—	0.2	0.3
Sustaining leases	2.7	2.2	10.8	12.9
Corporate G&A including share-based compensation(3)	7.5	4.4	21.5	18.4
Reclamation expenses	2.5	1.8	8.4	6.6
Total all-in sustaining costs	182.0	194.4	595.2	639.3
Gold equivalent ounces sold(1)	122,139	104,446	428,370	488,165
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,491	1,862	1,389	1,310

1.Gold eq. ounces include silver ounces and copper ounces produced or sold converted to a gold eq. based on a ratio of $1,500 per gold ounce, $17.75 per silver ounce and $2.85 per copper pound. Throughout the year the Company reported gold equivalent ounces using a constant ratio of those prices.
2.See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
3.Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
4.Sustaining capital expenditures are net of proceeds from disposal of assets.
5.Adjustments in 2019 included the stockpile inventory write-down at Rainy River included in operating expenses.

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	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
RAINY RIVER OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	62.4	73.2	213.2	258.4
Gold equivalent ounces sold (1)	72,279	57,258	235,416	268,718
Operating expenses per unit of gold sold ($/ounce)	864	1,278	906	962
Operating expenses	62.4	73.2	213.2	258.4
Treatment and refining charges	—	—	—	0.1
Adjustments(4)	—	(14.1)	—	(14.1)
Total cash costs	62.4	59.1	213.2	244.4
Gold equivalent ounces sold	72,279	57,258	235,416	268,718
Total cash costs per gold equivalent ounce sold ($/ounce)	864	1,032	906	910
Sustaining capital expenditures(2)(3)	41.1	77.0	137.7	176.5
Sustaining leases	2.5	2.0	9.8	12.2
Reclamation expenses	2.0	1.0	6.9	4.8
Total all-in sustaining costs	108.0	139.1	367.6	437.9
Gold equivalent ounces sold (1)	72,279	57,258	235,416	268,718
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,494	2,429	1,562	1,630
1.Gold eq. ounces include silver ounces and copper ounces produced or sold converted to a gold eq. based on a ratio of $1,500 per gold ounce and $17.75 per silver ounce. Throughout the year the Company reported gold equivalent ounces using a constant ratio of those prices.
2.See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
3.Sustaining capital expenditures are net of proceeds from disposal of assets.
4.Adjustments in the 2019 included the stockpile inventory write-down at Rainy River included in operating expenses.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	34.9	32.0	126.7	113.5
Gold equivalent ounces sold (1)	49,860	47,188	192,953	219,447
Operating expenses per unit of gold sold ($/ounce)	706	678	657	517
Operating expenses	34.9	32.0	126.7	113.5
Treatment and refining charges on concentrate sales	5.1	7.3	19.7	28.5
Total cash costs	40.0	39.3	146.4	142.0
Gold equivalent ounces sold (1)	49,860	47,188	192,953	219,447
Total cash costs per gold equivalent ounce sold ($/ounce)	808	833	759	647
Sustaining capital expenditures(2)	25.3	10.6	56.9	37.7
Sustaining leases	0.1	0.1	0.5	0.3
Reclamation expenses	0.5	0.8	1.5	1.9
Total all-in sustaining costs	65.9	50.8	205.2	181.9
Gold equivalent ounces sold (1)	49,860	47,188	192,953	219,447
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,330	1,076	1,064	829
1.Gold eq. ounces include silver ounces and copper ounces produced or sold converted to a gold eq. based on a ratio of $1,500 per gold ounce, $17.75 per silver ounce and $2.85 per copper pound. Throughout the year the Company reported gold equivalent ounces using a constant ratio of those prices.
2.See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows reconcile sustaining capital expenditures to mining interests per the statement of cash flow.
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Sustaining Capital Expenditures Reconciliation Tables

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
TOTAL SUSTAINING CAPITAL EXPENDITURES
Mining interests per statement of cash flows	109.2	102.3	284.2	253.3
New Afton growth capital expenditures(1)	(39.9)	(10.5)	(77.1)	(24.1)
Rainy River growth capital expenditures(1)	(2.8)	(0.1)	(3.1)	(6.8)
Blackwater growth capital expenditures	—	(1.7)	(9.2)	(5.1)
Sustaining capital expenditures	66.5	90.0	194.8	217.4
1.Growth capital expenditures at New Afton in the current period and prior-year period relate to project advancement for the C-zone. Growth capital expenditures at Rainy River in the current year relates to underground development and prior period is primarily the purchase of underground infrastructure.
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Adjusted Net Earnings and Adjusted Net Earnings per Share
“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:
•Loss on repayment of long term debt
•Inventory write downs
•Items included in “Other gains and losses” as per Note 4 of the Company’s consolidated financial statements; and
•Certain non-recurring items.
Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the condensed consolidated income statements. Key entries in this grouping are: the fair value changes for the gold stream obligation; fair value changes for the free cash flow interest obligation; the gold and copper option contracts; foreign exchange forward contracts; foreign exchange gain or loss, loss on disposal of assets and fair value changes in investments. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net earnings are intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.
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	Three months ended December 31				Year ended December 31
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019	2018
ADJUSTED NET LOSS RECONCILIATION
Loss before taxes	(16.0)	(6.3)	(75.0)	(73.9)	(1,096.0)
Other losses (gains)(1)	26.5	(45.0)	78.3	5.6	(18.1)
Loss on repayment of long term debt	16.8	0.6	23.3	1.2	—
Asset impairment	—	—	—	—	1,054.8
Inventory write-down	—	19.8	—	19.8	16.9
Corporate restructuring	—	1.1	—	1.1	4.1
Adjusted net earnings (loss) before taxes	27.3	(29.8)	26.6	(46.2)	(38.3)
Income tax (expense) recovery	(5.1)	6.6	(4.3)	0.4	10.4
Income tax adjustments	5.7	(4.8)	(3.1)	(1.4)	2.5
Adjusted income tax recovery (expense)	0.6	1.8	(7.4)	(1.0)	12.9
Adjusted net earnings (loss)	27.9	(28.0)	19.2	(47.2)	(25.4)
Adjusted earnings (loss) per share (basic and diluted)	0.04	(0.04)	0.03	(0.08)	(0.04)
1.Please refer to Note 4 of the Company’s consolidated financial statements for a detailed breakdown of other gains and losses.
Operating Cash Flows Generated from Operations, before Changes in Non-Cash Operating Working Capital
“Operating cash flows generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial measure with no standard meaning under IFRS, which excludes changes in non-cash operating working capital. Management uses this measure to evaluate the Company’s ability to generate cash from its operations before temporary working capital changes.
Operating cash flows generated from operations, before non-cash changes in working capital is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

	Three months ended December 31				Year ended December 31
(in millions of U.S. dollars)	2020	2019	2020	2019	2018
CASH RECONCILIATION
Cash generated from operations	98.4	47.9	294.8	263.5	193.0
Add back (deduct): Change in non-cash operating working capital	(3.5)	(9.1)	(16.2)	(25.9)	71.6
Cash generated from operations before changes in non-cash operating working capital	94.9	38.8	278.6	237.6	264.6

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Operating Margin
“Operating margin” is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the Company’s aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges. Operating margin is calculated as revenue less operating expenses and therefore does not include depreciation and depletion. Operating margin is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregated and mine-by-mine basis.
Operating Margin Reconciliation Tables

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars)	2020	2019	2020	2019
TOTAL OPERATING MARGIN
Revenue	198.9	139.2	643.4	630.6
Less: Operating expenses	97.3	105.2	339.9	371.9
Total operating margin	101.6	34.0	303.5	258.7

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars)	2020	2019	2020	2019
RAINY RIVER OPERATING MARGIN
Revenue	118.1	78.4	368.7	358.9
Less: Operating expenses	62.4	73.2	213.2	258.4
Rainy River operating margin	55.7	5.2	155.5	100.5

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars)	2020	2019	2020	2019
NEW AFTON OPERATING MARGIN
Revenue	80.8	60.8	274.7	271.7
Less: Operating expenses	34.9	32.0	126.7	113.5
New Afton operating margin	45.9	28.8	148.0	158.2

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Average Realized Price
“Average realized price per ounce of gold sold” is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold sales. Average realized price is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
TOTAL AVERAGE REALIZED PRICE
Revenue from gold sales	138.8	95.8	449.3	434.4
Treatment and refining charges on gold concentrate sales	1.5	2.1	6.3	8.3
Gross revenue from gold sales	140.3	97.9	455.6	442.7
Gold ounces sold	86,491	71,691	291,877	331,053
Total average realized price per gold ounce sold ($/ounce)	1,623	1,366	1,559	1,337

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	114.8	77.1	360.7	354.4
Gold ounces sold	70,675	56,390	231,112	265,359
Rainy River average realized price per gold ounce sold ($/ounce)	1,624	1,366	1,561	1,335

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
NEW AFTON AVERAGE REALIZED PRICE
Revenue from gold sales	24.1	18.7	88.6	80.2
Treatment and refining charges on gold concentrate sales	1.5	2.1	6.3	8.3
Gross revenue from gold sales	25.6	20.8	94.9	88.5
Gold ounces sold	15,817	15,301	60,765	65,694
New Afton average realized price per gold ounce sold ($/ounce)	1,621	1,364	1,553	1,348

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ENTERPRISE RISK MANAGEMENT AND RISK FACTORS
The Company is subject to various financial and other risks that could materially adversely affect the Company’s future business, operations and financial condition. The following is a summary of certain risks facing the Company. For a more comprehensive discussion of these and other risks facing Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com.
Financial Risk Management
The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Credit risk
Credit risk is the risk of an unexpected loss if a party to the Company’s financial instruments fails to meet its contractual obligations. The Company’s financial assets are primarily composed of cash and cash equivalents, and trade and other receivables. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash and cash equivalents, gold and copper price options, and foreign exchange forward contracts. To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2020 is not considered to be high.
The Company’s maximum exposure to credit risk is as follows:

	Year ended December 31
(in millions of U.S. dollars)	2020	2019
CREDIT RISK EXPOSURE
Cash and cash equivalents	186.3	83.4
Trade and other receivables	77.1	23.7
Total financial instrument exposure to credit risk	263.4	107.1
A significant portion of the Company’s cash and cash equivalents is held in large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.
The Company employs a restrictive investment policy as detailed in the capital risk management section of the consolidated financial statements, which is described in Note 20.
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The aging of trade and other receivables is as follows:

						As at December 31
(in millions of U.S. dollars)	0-30 days	31-60 days	61-90 days	91-120 days	Over 120 days	2020 Total	2019 Total
AGING TRADE AND OTHER RECEIVABLES
Rainy River	9.5	—	—	—	0.9	10.4	5.5
New Afton	5.2	1.3	—	2.9	—	9.4	6.3
Cerro San Pedro	0.4	0.1	0.1	0.1	1.6	2.3	1.4
Corporate(1)	15.7	—	—	—	39.3	55.0	10.2
Other	—	—	—	—	—	—	0.3
Total trade and other receivables	30.8	1.4	0.1	3.0	41.8	77.1	23.7
1.Corporate over 120 days includes proceeds receivable from the sale of Blackwater
The Company sells its gold and copper concentrate production from New Afton to three different customers under off-take contracts.
The Company is not economically dependent on a limited number of customers for the sale of its gold and other metals because gold and other metals can be sold through numerous commodity market traders worldwide.
(b) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 21 of the consolidated financial statements.

The following table shows the contractual maturities of debt commitments. The amounts presented represent the future undiscounted principal and interest cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

					As at December 31
(in millions of U.S. dollars)	< 1 year	1-3 years	4-5 years	After 5 years	2020 Total	2019 Total
DEBT COMMITMENTS
Trade and other payables	109.2	—	—	—	109.2	150.0
Long-term debt	—	—	100.0	400.0	500.0	730.3
Interest payable on long-term debt	36.4	72.8	69.6	60.0	238.8	174.7
New Afton free cash flow interest obligation	4.6	36.9	98.9	401.5	541.8	—
Gold stream obligation	32.2	67.1	63.8	55.9	219.0	192.7
Total debt commitments	182.4	176.8	332.3	917.4	1,608.8	1,247.7
The Company’s future operating cash flow and cash position are highly dependent on metal prices, including gold and copper, as well as other factors. Taking into consideration the Company’s current cash position, volatile equity markets, and global uncertainty in the capital markets, the Company is continually reviewing expenditures and assessing business opportunities to enhance liquidity in order to ensure adequate liquidity and flexibility to support its growth strategy, while continuing production at its current
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operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact the timing of development work and project completion, as well as production from mining operations. In addition, in such a price environment, the Company may be required to adopt one or more alternatives to increase liquidity.
(c) Currency risk
The Company operates in Canada and Mexico. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

(i) Transaction exposure
The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. This risk is partially mitigated by the foreign exchange forward contracts entered in the first quarter of 2020.

(ii) Exposure to currency risk
The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments, accounts receivable, accounts payable and accruals, reclamation and closure cost obligations.
The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

As at December 31, 2020
(in millions of U.S. dollars)	CAD	MXN
EXPOSURE TO CURRENCY RISK
Cash and cash equivalents	34.6	0.1
Trade and other receivables	53.5	1.6
Income tax (payable) receivable	(0.7)	4.1
Trade and other payables	(80.1)	(6.5)
Deferred tax liability	(53.5)	—
Reclamation and closure cost obligations	(113.3)	(0.3)
Share units	(10.9)	—
Total exposure to currency risk	(170.4)	(1.0)

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As at December 31, 2019
(in millions of U.S. dollars)	CAD	MXN
EXPOSURE TO CURRENCY RISK
Cash and cash equivalents	11.0	0.3
Trade and other receivables	7.0	0.9
Income tax receivable	(0.3)	4.6
Trade and other payables	(86.8)	(13.5)
Deferred tax liability	(48.3)	—
Reclamation and closure cost obligations	(93.3)	(1.4)
Performance share units and restricted share units	(1.9)	—
Total exposure to currency risk	(212.6)	(9.1)
(iii) Translation exposure
The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar and Mexican peso can have a significant impact on the Company’s consolidated operating results. A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net loss from the financial instruments presented by the amounts shown below.

As at Year ended December 31
(in millions of U.S. dollars)	2020	2019
IMPACT OF 10% CHANGE IN FOREIGN EXCHANGE RATES
Canadian dollar	17.0	21.3
Mexican peso	0.1	0.9

(d) Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The majority of the Company’s outstanding debt obligations are fixed and are therefore not exposed to changes in market interest rates.

The Company is exposed to interest rate risk on its cash and cash equivalents. Interest earned on cash and cash equivalents is based on prevailing money market and bank account interest rates which may fluctuate. A 1.0% change in the interest rate would result in a difference of approximately $1.9 million in interest earned by the Company for the year ended December 31, 2020. The Company has not entered into any derivative contracts to manage this risk.
(e) Metal and Input Price Risk
The Company’s earnings, cash flows and financial condition are subject to price risk due to fluctuations in the market price of gold and copper.

For the year ended December 31, 2020, the Company’s revenue and cash flows were impacted by gold prices and copper prices. Metal price declines could cause continued development of, and production from, the Company’s properties to be uneconomic. There is a time lag between the shipment of gold and copper concentrate and final pricing, and changes in pricing can impact the Company’s revenue and working capital position. The Company’s exposure to changes in gold and copper prices have been significantly reduced as the Company had entered into gold and copper price option contracts (whereby it
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sold a series of call option contracts and purchased a series of put option contracts) to reduce exposure to changes in gold and copper prices. At the end of 2020 all gold option contracts have expired and the Company is now fully exposed to current gold prices, as outlined in Note 21 of the consolidated financial statements.
Reserve calculations and mine plans using significantly lower gold, silver, and copper prices could result in significant reductions in mineral reserve and resource estimates and revisions in the Company’s life-of-mine plans, which in turn could result in material write-downs of its investments in mining properties and increased depletion, reclamation and closure charges.  Depending on the price of gold or other metals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.  Metal price fluctuations also create adjustments to the provisional prices of sales made in previous periods that have not yet been subject to final pricing, and these adjustments could have an adverse impact on the Company’s financial results and financial condition. Any of these factors could result in a material adverse effect on the Company’s results of operations and financial condition.
The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s costs are affected by the prices of commodities and other inputs it consumes or uses in its operations.  The prices of such commodities and inputs are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. Increases in the price for materials consumed in the Company’s mining and production activities could materially adversely affect its results of operations and financial condition.
An increase in gold and copper prices would decrease the Company’s net loss whereas an increase in fuel and electricity prices would increase the Company’s net loss. A 10% change in commodity prices and fuel and electricity prices would impact the Company’s net earnings before taxes and other comprehensive income before taxes as follows:

	Year ended December 31, 2020	Year ended December 31, 2019
(in millions of U.S. dollars)	Net Loss	Net Loss
IMPACT OF 10% CHANGE IN COMMODITY PRICES
Gold price	21.9	19.0
Copper price	19.5	20.7
Fuel and electricity price	3.9	7.0

Other Risks
COVID-19
The current COVID-19 global health pandemic is significantly impacting the global economy and commodity and financial markets. New variants of COVID-19 such as those originating in the United Kingdom, South Africa and Brazil may lead to greater transmission and more negative health effects than the original form of the virus. The full extent of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in
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commodity prices (including gold) and has raised the prospect of an extended global recession. Efforts to fight the COVID-19 pandemic have been taken by national and local governments and businesses that have had significant impact on the economy and on individual businesses, including New Gold. There was a temporary two-week shutdown of the Rainy River Mine from March 20 to April 2, 2020 to allow the local workforce to complete a 14-day period of self-isolation recommended by the Canadian government after travel outside of Canada, as frequent border crossings to the United States are a common practice in the region near the mine. On April 3, 2020, operations resumed using a local workforce with operations gradually ramping up (please refer to the Company's April 3, 2020 press release for further information). Both the British Columbia and Ontario provincial governments ordered non-essential businesses to close or restrict operations to help stop the spread of COVID-19. As of the date of this MD&A, New Gold’s operations fit within the current list of essential businesses related to these orders. However, there is no guarantee that New Gold’s operations will not be suspended or shut-down, in whole or in part, in the future as a result of revisions to the list of essential businesses or other orders made by the provinces of Ontario, British Columbia or both as the COVID-19 pandemic progresses. The Company has currently implemented measures to prevent the spread of COVID-19 and these measures have impacted the Company’s productivity and may continue to do so in the future. Canadian and provincial governments, as well as other relevant jurisdictions may introduce new, or modify existing, laws, regulations, orders or other measures that could impact our ability to operate or affect the actions of our suppliers or customers. For example, short term delays in thickener construction, part of the TAT project at New Afton, have been experienced by the manufacturer due to COVID-19. The responses of the Canadian and provincial governments, as well as other relevant jurisdictions may be insufficient to contain the impact of the COVID-19 pandemic and this could also impact our employees, suppliers, customers, local communities and other stakeholders, which could impact our ability to operate. The COVID-19 pandemic and responses to it may also lead to an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company’s operations or liquidity position. The Company has implemented strict detection and prevention protocols to reduce the spread of the virus at its sites and within local communities. However, despite these protocols, employees and contractors may test positive for COVID-19 and this may impact the health of the Company’s workforce and also impact the health of the surrounding community, which may limit or suspend the Company’s operations where COVID-19 cases occur. If such a suspension or shut-down occurs, or if production is reduced due to COVID-19 related restrictions, it may have a material impact on our profitability.

Production Estimates
Forecasts of future production are estimates based on interpretation and assumptions, and actual production may be less than estimated. The Company’s production forecasts are based on full production being achieved at all of its mines. The Company’s ability to achieve and maintain full production rates at these mines is subject to a number of risks and uncertainties. The Company’s production estimates are dependent on, among other things, the accuracy of Mineral Reserve and Mineral Resource estimates, the accuracy of its life of mine plans, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics, and the accuracy of estimated rates and costs of mining and processing and mill availability, and the receipt and maintenance of permits. The Company’s actual production may vary from its estimates for a variety of reasons, including, those identified under the heading “Operating Risks” below. The failure of the Company to achieve its production estimates could have a material adverse effect on the Company’s prospects, results of operations and financial condition.

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Cost Estimates
The Company prepares estimates of operating costs, capital costs and closure costs for each operation and project. The Company’s actual costs are dependent on a number of factors, including the exchange rate between the United States dollar and the Canadian dollar, smelting and refining charges, penalty elements in concentrates, royalties, the price of gold and byproduct metals, the cost of inputs used in mining operations and events that impact production levels.

Construction Risks
As a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project.
Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond the control of the Company. These include, but are not limited to, weather conditions, ground conditions, performance of the mining fleet and availability of appropriate rock and other material required for construction, availability and performance of contractors and suppliers, delivery and installation of equipment, design changes, accuracy of estimates and availability of accommodations for the workforce.
Project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project. The timeline to obtain these government approvals is often beyond the control of the Company. A delay in start-up or commercial production would increase capital costs and delay receipt of revenues.
The New Afton C-zone and B3 is currently in the construction stage of its development. Given the inherent risks and uncertainties associated with the development of a new mine, there can be no assurance that the construction will continue in accordance with current expectations or at all, or that construction costs will be consistent with the budget, or that the mine will operate as planned.
Government Regulation
The mining, processing, development, exploration and reclamation and closure activities of the Company are subject to various laws governing prospecting, development, production, exports, imports, taxes, labour standards and occupational health and safety, mine safety, toxic substances, waste disposal, environmental protection and remediation, protection of endangered and protected species, land use, water use, land claims of local people, relations with local First Nations and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations. Amendments to current laws, regulations and permits governing operations or development activities and activities of mining and exploration companies, or more stringent or different implementation, could have a material adverse impact on the Company’s results of operations or financial position, or could require abandonment or delays in the development of new mining properties or the suspension or curtailment of operations at existing mines. Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against the Company, including orders issued by regulatory or judicial authorities causing operations or development activities to cease or be curtailed or suspended, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions (see also “Permitting” below). The Company could be forced to compensate those suffering loss or damage by reason of its mining operations or
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exploration or development activities and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such regulatory or judicial action could materially increase the Company’s operating costs and delay or curtail or otherwise negatively impact the Company’s operations and other activities.

Permitting
The Company’s operations, development projects and exploration activities are subject to receiving and maintaining licenses, permits and approvals (collectively, “permits”) from appropriate governmental authorities. Before any development on any of its properties the Company must receive numerous permits, and continued operations at the Company’s mines is also dependent on maintaining and renewing required permits or obtaining additional permits.

New Gold may be unable to obtain on a timely basis or maintain in the future all necessary permits required to explore and develop its properties, commence construction or operation of mining facilities and properties or maintain continued operations. Delays may occur in connection with obtaining necessary renewals of permits for the Company’s existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through government or court action. New Gold is currently anticipating receiving permits for the B3 and C-zone developments.
In the past there have been challenges to the Company’s permits that were temporarily successful as well as delays in the renewal of certain permits or receiving additional required permits. There can be no assurance that the Company will receive or continue to hold all permits necessary to develop or continue operating at any particular property or to pursue the Company’s exploration activities. To the extent that required permits cannot be obtained or maintained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties. Even if permits or renewals are available, the terms of such permits may be unattractive to the Company and result in the applicable operations or activities being financially unattractive or uneconomic. An inability to obtain or maintain permits or to conduct mining operations pursuant to applicable permits would materially reduce the Company’s production and cash flow and could undermine its profitability.
Dependence on the Rainy River and New Afton mines
The Company’s operations at the Rainy River and New Afton mines are expected to account for substantially all of the Company’s gold and copper production in 2021. Any adverse condition affecting mining or milling conditions at the Rainy River mine or New Afton mine could have a material adverse effect on the Company’s financial performance and results of operations.
Unless the Company acquires or develops other significant gold-producing assets, the Company will continue to be dependent on its operations at the Rainy River and New Afton mines for a substantial portion of its cash flow provided by operating activities.
Operating Risks
Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, copper and silver including unusual and unexpected geologic formations, seismic activity, rock bursts, rock slides, mud rush, cave-ins, slope or pit wall failures, flooding, fire, metal losses, periodic interruption due to inclement or hazardous weather conditions and other conditions that would impact the drilling and
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removal of material. Block caving activities, including at New Afton, generally result in surface subsidence. The configuration of subsidence expression at surface is thought to be influenced by bedrock and structural geologic feature such as weaker rock mass or faults. The subsidence is being monitored and evaluated on an ongoing basis. Surface subsidence or any of the above hazards and risks could result in reduced production, damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. In addition, production may be adversely impacted by operational problems such as a failure of a production hoist, filter press, SAG mill or other equipment, or industrial accidents, as well as other potential issues such as actual ore mined varying from estimates of grade or tonnage, dilution, block cave performance and metallurgical or other characteristics, significant increases or decreases in precipitation an over or under supply of water, interruptions in electrical power, shortages of required inputs, labour shortages or strikes, restrictions or regulations imposed by government agencies or changes in the regulatory environment. The Company’s milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. In addition, short-term operating factors, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period. The occurrence of one or more of these events may result in the death of, or personal injury to, employees, other personnel or third parties, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, deferral or unanticipated fluctuations in production, suspension, curtailment or termination of operations, environmental damage and potential legal liabilities, any of which may adversely affect the Company’s business, reputation, prospects, results of operations and financial condition.

Risks Related to Further Processing
The Company’s operations produce concentrate, doré or other products that are not refined metals (“Unrefined Product”) and generally require further processing at a smelter and/or a refinery to become marketable metal. Such Unrefined Product contains metals and other elements that require removal, some of which may limit the smelters or brokers who can or will purchase or process the Unrefined Product and the refineries who will process the Unrefined Product, or negatively impact the terms of such purchase or processing arrangements. Treatment and refining charges are also subject to fluctuations, which could negatively impact the Company’s revenue or expenses.
In addition, the Company is generally responsible for transporting Unrefined Products either to the smelter or refinery or to a designated point where risk of loss is transferred. The Company is exposed to risks related to the cost and availability of transportation and storage facilities associated with Unrefined Product, and the Company may not be able to make alternative transportation or storage arrangements on reasonable commercial terms or at all. The Company is dependent on the Port of Vancouver for the storage and transportation of all concentrate from New Afton; in the event the Port of Vancouver is closed, there is no commercial alternative port available. There can be no assurance that the Company will be able to continue to sell and process its Unrefined Product, including the related transportation and storage, on reasonable commercial terms or at all.
Exploration and Development Risks
The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into
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producing mines. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company or any of its partners will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, including but not limited to: the particular attributes of the deposit, such as accuracy of estimated size, continuity of mineralization, average grade and metallurgical characteristics (see “Uncertainty in the Estimation of Mineral Reserves and Mineral Resources” below); proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company being unable to receive an adequate return on invested capital.
Development projects are uncertain and capital cost estimates, project development timelines, production rates, recovery rates, mine life and other operating parameters and economic returns may differ significantly from those estimated for a project. Short term delays in thickener construction, part of the TAT project at New Afton, have been experienced by the manufacturer due to COVID-19. Development projects rely on the accuracy of predicted factors including capital and operating costs, metallurgical recoveries, reserve estimates and future metal prices. Development projects also rely on diligent capital management to prevent overspending. In addition, there can be no assurance that gold, silver or copper recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.
At New Afton, the Company is developing the B3 and C-zones. The Company may engage in other development and expansion activities at its operating mines from time to time. Expansion projects, including development and expansions of facilities and extensions to new ore bodies or new portions of existing ore bodies, can have risks and uncertainties similar to development projects.
A project is subject to numerous risks during development including, but not limited to, the accuracy of feasibility studies, obtaining and complying with required permits, changes in environmental or other government regulations, securing all necessary surface and land tenure rights,engaging with First Nations and other Indigenous groups and financing risks. In particular, the Company is actively engaged with First Nations in connection with the New Afton C-zone expansion in British Columbia. This engagement or future engagement may be impacted by the British Columbia Declaration on the Rights of Indigenous Peoples Act. Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal challenges or restrictions or governmental intervention, infrastructure limitations, environmental issues, unexpected ground conditions or other unforeseen development challenges, commodity prices, disputes with local communities or other events, could result in one or more of New Gold’s planned developments becoming impractical or uneconomic to complete. Any such occurrence could have an adverse impact on New Gold’s growth, financial condition and results of operations. There can be no assurance that the Company’s expansion and development projects will continue in accordance with current expectations or at all. See also “Permitting” above.
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Financing Risks
The Company’s mining, processing, development and exploration activities may require additional external financing. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be acceptable to the Company. If raised by offering equity securities or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. If raised through asset sales, such sales may not be at favorable terms for the Company, may reduce the assets and future economic performance of the Company. Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development, construction or production on any or all of the Company’s mineral properties. The cost and terms of such financing may significantly reduce the expected benefits from new developments and/or render such developments uneconomic.
Need for Additional Mineral Reserves and Mineral Resources
Because mines have limited lives based on Proven and Probable Mineral Reserves, the Company continually seeks to replace and expand its Mineral Reserves and Mineral Resources. The Company’s ability to maintain or increase its annual production of gold, copper and silver depends in significant part on its ability to find or acquire new Mineral Reserves and Mineral Resources and bring new mines into production, and to expand Mineral Reserves and Mineral Resources at existing mines. Exploration is inherently speculative. New Gold’s exploration projects involve many risks and exploration is frequently unsuccessful. See “Exploration and Development Risks” above. There is a risk that depletion of Mineral Reserves will not be offset by discoveries or acquisitions. The mineral base of New Gold may decline if Mineral Reserves are mined without adequate replacement.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources
Mineral Reserves and Mineral Resources are estimates only, and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves can be mined or processed profitably. Mineral Reserve and Mineral Resource estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing and other risks and relevant issues. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work, drilling or actual production experience.

Fluctuations in gold, copper and silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties may require revision of Mineral Reserve and Mineral Resource estimates. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render Mineral Reserves and Mineral Resources containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company’s Mineral Reserves and Mineral Resources. Mineral Resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such Mineral Resource estimates may require revision as more geologic and drilling information becomes
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available and as actual production experience is gained. Should reductions in Mineral Resources or Mineral Reserves occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in reduced net income or increased net losses and reduced cash flow. Mineral Resources and Mineral Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of Mineral Resources and Mineral Reserves and corresponding grades being mined and, as a result, the volume and grade of Reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of the Company’s ability to extract these Mineral Reserves and Mineral Resources, could have a material adverse effect on the Company’s projects, results of operations and financial condition.
Mineral Resources are not Mineral Reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that Mineral Resources will be upgraded to Proven or Probable Mineral Reserves.
Impairment
On a quarterly basis, the Company reviews and evaluates its mining interests for indicators of impairment. Impairment assessments are conducted at the level of cash-generating units (“CGUs”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine represents a separate CGU. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The assessment for impairment is subjective and requires management to make significant judgments and assumptions in respect of a number of factors, including estimates of production levels, operating costs and capital expenditures reflected in New Gold’s life-of-mine plans, the value of in-situ ounces, exploration potential and land holdings, as well as economic factors beyond management’s control, such as gold, copper and silver prices, discount rates, foreign exchange rates, and observable net asset value multiples. It is possible that the actual fair value could be significantly different from those estimates. In addition, should management’s estimate of the future not reflect actual events, further impairment charges may materialize, and the timing and amount of such impairment charges is difficult to predict.

Title Claims and Rights of Indigenous Peoples
Certain of New Gold’s properties may be subject to the rights or the asserted rights of various community stakeholders, including First Nations and other Aboriginal peoples. The presence of community stakeholders may impact the Company’s ability to develop or operate its mining properties and its projects or to conduct exploration activities. Accordingly, the Company is subject to the risk that one or more groups may oppose the continued operation, further development or new development or exploration of the Company’s current or future mining properties and projects. Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company’s activities.

Governments in many jurisdictions must consult with, or require the Company to consult with, indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. In British Columbia, the provincial government has enacted the Declaration on the Rights of Indigenous
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Peoples Act, which may affect consultation requirements in that jurisdiction. The Canadian federal government is also considering similar legislation. Consultation and other rights of Indigenous peoples may require accommodation including undertakings regarding employment, royalty payments and other matters. This may affect the Company’s ability to acquire within a reasonable time frame effective mineral titles, permits or licenses in these jurisdictions, including in some parts of Canada and Mexico in which title or other rights are claimed by Indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions. The risk of unforeseen title claims by indigenous peoples also could affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.
Environmental Risk
The Company is subject to environmental regulation in Canada and Mexico where it operates or has exploration or development activities. In addition, the Company will be subject to environmental regulation in any other jurisdictions in which it may operate or have exploration or development properties. These regulations address, among other things, endangered and protected species, emissions, noise, air and water quality standards, land use and reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

Environmental legislation is evolving in a manner, which will involve, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, or the application of such regulations, if any, will not adversely affect the Company’s operations or development properties or exploration activities. The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and results from operations. Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties. Changes in weather conditions can also cause environmental hazards, such as increased precipitation leading to a heightened risk of environmental incidents and need for water management mitigation. Increased precipitation can also affect compliance with environmental regulations and affect operations. In addition, measures taken to address and mitigate known environmental hazards or risks may not be fully successful, and such hazards or risks may materialize.
New Gold may also acquire properties with known or undiscovered environmental risks. Any indemnification from the entity from which the Company acquires such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related to such properties. New Afton has also been used for mining and related operations for many years before the Company acquired it and was acquired as is or with assumed environmental liabilities from previous owners or operators. The Company has been required to address contamination at its properties in the past and may need to continue to do so in the future, either for existing environmental conditions or for leaks, discharges or contamination that may arise from its ongoing operations or other contingencies. The cost of addressing environmental conditions or risks, and liabilities associated with environmental damage, may be significant, and could have a material adverse effect on the Company’s business, prospects, results of operations and financial condition. Production at New Gold’s mines involves the use
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of various chemicals, including certain chemicals that are designated as hazardous substances. Contamination from hazardous substances, either at the Company’s own properties or other locations for which it may be responsible, may subject the Company to liability for the investigation or remediation of contamination, as well as for claims seeking to recover for related property damage, personal injury or damage to natural resources. The occurrence of any of these adverse events could have a material adverse effect on the Company’s prospects, results of operations and financial position.
Production at certain of the Company’s mines involves or has involved the use of sodium cyanide which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system, the Company may become subject to liability for cleanup work that may not be insured, in addition to liability for any damage caused. Such liability could be material.
Insurance and Uninsured Risks
New Gold’s business is subject to a number of risks and hazards generally including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope or wall failures, cave-ins, metallurgical or other processing problems, fires, operational problems, changes in the regulatory environment and natural phenomena, such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities or other property, personal injury or death, environmental damage to its properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, such insurance will not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available on acceptable terms or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration, development and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. New Gold may also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect on results of operations and financial condition.
Reclamation Costs
The Company’s operations are subject to reclamation plans that establish its obligations to reclaim properties after minerals have been mined from a site. These obligations represent significant future costs for the Company. Reclamation bonds or other forms of financial assurance are often required to secure reclamation activities. Governing authorities require companies to periodically recalculate the amount of a reclamation bond and may require bond amounts to be increased. It may be necessary to revise the planned reclamation expenditures and the operating plan for a mine in order to fund an increase to a reclamation bond. In addition, reclamation bonds are generally issued through surety bonds or under the Company’s credit facilities; increases in the amount of reclamation bonds may decrease the amount of the Credit Facility available for other purposes. Reclamation bonds may represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine operation. The actual costs of reclamation set out in mine plans are estimates only and may not represent the actual amounts that will
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be required to complete all reclamation activity. If actual costs are significantly higher than the Company’s estimates, then its results of operations and financial position could be materially adversely affected.

Debt and Liquidity Risk
As of December 31, 2020, the Company had long-term debt comprising of two series of notes having an aggregate face value of $500 million. In addition, the Company has a $350 million Credit Facility. The Company’s ability to make scheduled payments of the principal of, to pay interest on or to refinance its indebtedness depends on the Company’s future performance, which is subject to economic, financial, competitive and other factors many of which are not under the control of New Gold. The Company is exposed to interest rate risk on variable rate debt, if any. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments.
The Company may not continue to generate cash flow from operations in the future sufficient to service its debt and make necessary or planned capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, borrowing additional funds, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to borrow additional funds or refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations. In addition, if New Gold is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should New Gold’s business prospects deteriorate, the ratings currently assigned to New Gold by Moody’s Investor Services and Standard & Poor’s Ratings Services could be downgraded, which could adversely affect the value of New Gold’s outstanding securities and existing debt and its ability to obtain new financing on favourable terms, and increase New Gold’s borrowing costs.
If the Company’s cash flow and other sources of liquidity are not sufficient to continue operations and make necessary and planned capital expenditures, the Company may cancel or defer capital expenditures and/or suspend or curtail operations. Such an action may impact production at mining operations and/or the timelines and cost associated with development projects, which could have a material adverse effect on the Company’s prospects, results from operations and financial condition.
The terms of the Company’s Credit Facility and stream agreement with Royal Gold require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. In addition, the terms of the Company’s 2025 Unsecured Notes and 2027 Unsecured Notes require the Company to satisfy various affirmative and negative covenants. These covenants limit, among other things, the Company’s ability to incur indebtedness, create certain liens on assets or engage in certain types of transactions. There are no assurances that in future, the Company will not, as a result of these covenants, be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including, in the case of the Credit Facility and stream agreement with Royal Gold, a failure to meet the financial tests or ratios, would likely result in an event of default under the Credit Facility and/or the 2025 Unsecured Notes and/or the 2027 Unsecured Notes and/or stream agreement and would allow the lenders or noteholders or other contractual counterparty, as the case may be, to accelerate the debt or other obligations as the case may be.
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Litigation and Dispute Resolution
From time to time New Gold is subject to legal claims, with and without merit. These claims may commence informally and reach a commercial settlement or may progress to a more formal dispute resolution process. The causes of potential future claims cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure to comply with disclosure obligations. In particular, the complex activities and significant expenditures associated with construction activities may lead to various claims, some of which may be material. Defense and settlement costs may be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, there can be no assurance that the resolution of any particular legal proceeding or dispute will not have a material adverse effect on the Company’s future cash flows, results of operations or financial condition.

Title Risks
The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interest, including prior unregistered liens, agreements, transfers, royalties or claims, including Aboriginal land claims, and title may be affected by, among other things, undetected defects. In some cases, title to mineral rights and surface rights has been divided, and the Company may hold only surface rights or only mineral rights over a particular property, which can lead to potential conflict with the holder of the other rights. As a result of these issues, the Company may be constrained in its ability to operate its properties or unable to enforce its rights with respect to its properties or the economics of is mineral properties may be impacted. An impairment to or defect in the Company’s title to its properties or a dispute regarding property or other related rights could have a material adverse effect on the Company’s business, financial condition or results of operations.

Hedging Risks
From time to time the Company uses or may use certain derivative products to hedge or manage the risks associated with changes in gold prices, silver prices, copper prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of an unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations; (ii) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

There is no assurance that any hedging program or transactions which may be adopted or utilized by New Gold designed to reduce the risk associated with changes in gold prices, silver prices, copper prices, interest rates, foreign currency exchange rates or energy prices will be successful. Although hedging may protect New Gold from an adverse price change, it may also prevent New Gold from benefitting fully from a positive price change.
Climate Change Risks
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Changes in climate conditions could adversely affect the Company’s business and operations through the impact of (i) more extreme temperatures, precipitation levels and other weather events; (ii) changes to laws and regulations related to climate change; and (iii) changes in the price or availability of goods and services required by our business.

Climate change may lead to more extreme temperatures, precipitation levels and other weather events. Extreme high or low temperatures could impact the operation of equipment and the safety of personnel at the Company’s sites, which could result in damage to equipment, injury to personnel and production disruptions. Changes in precipitation levels may impact the availability of water at the Company’s operations, which the mills require to operate, potentially leading to production disruptions. Low precipitation also increases the risk of large forest fires, as occurred in proximity to the Company’s operations in British Columbia have occurred in the past, which could cause production disruptions or damage site infrastructure. Increases in precipitation levels could also lead to water management challenges. Extreme weather events, such as forest fires, severe storms or floods, all of which may be more probable and more extreme due to climate change, may negatively impact operations and disrupt production. Significant capital investment may be required to address these occurrences and to adapt to changes in average operating conditions caused by these changes to the climate.
Climate change may lead to new laws and regulations that affect the Company’s business and operations. Many governments are moving to enact climate change legislation and treaties at the international, national, state, provincial and local levels. Where legislation already exists, regulations relating to emission levels and energy efficiency are becoming more stringent. Some of the costs associated with meeting more stringent regulations can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, meeting more stringent regulations is anticipated to result in increased costs. For example, the Company’s operations will pay Canadian Federal and Provincial carbon taxes in 2021.
Climate change may lead to changes in the price and availability of goods and services required for the Company’s operations, which require the regular supply of consumables such as diesel, electricity, and sodium cyanide to operate efficiently. The Company’s operations also depend on service providers to transport these consumables and other goods to the operations and to transport doré and concentrate produced by the Company to refiners. The effects of extreme weather described above and changes in legislation and regulation on the Company’s suppliers and their industries may cause limited availability or higher price for these goods and services, which could result in higher costs or production disruptions.
We can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

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CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES
The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The areas which require management to make significant judgments, estimates and assumptions in determining carrying values are described in the Company’s audited consolidated financial statements for the year ended December 31, 2020.
ACCOUNTING POLICIES
The Company's significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2020 and have been consistently applied in the preparation of the audited consolidated financial statements.

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CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of and under the supervision of its President & Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, as of December 31, 2020. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2020, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.
Internal Controls over Financial Reporting
New Gold’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. New Gold’s management assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2020 based on the Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) and has concluded that New Gold’s internal controls over financial reporting are effective as of December 31, 2020.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2020.
Limitations of Controls and Procedures
The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations of all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
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Changes in Internal Controls over Financial Reporting
There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.
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MINERAL RESERVES AND MINERAL RESOURCES
Mineral Reserves
New Gold’s Mineral Reserve estimates as at December 31, 2020 are presented in the following table.

		Metal grade			Contained Metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER
Direct processing reserves
Open Pit
Proven	14,333	1.22	2.5	-	563	1,137	-
Probable	27,273	1.18	2.7	-	1,036	2,381	-
Open Pit P&P (direct proc.)	41,606	1.20	2.6	-	1,599	3,518	-
Stockpile DPO
Proven	599	0.73	3.2	-	14	62	-
Probable	-	-	-	-	-	-	-
Total Stockpile	599	0.73	3.2	-	14	62	-
Low grade reserves
Open Pit
Proven	5,401	0.35	2.0	-	61	346	-
Probable	12,924	0.35	2.3	-	144	967	-
Open Pit P&P (low grade)	18,325	0.35	2.2	-	205	1,313	-
Stockpile
Proven	7,987	0.42	1.8	-	108	464	-
Probable	-	-	-	-	-	-	-
Open Pit P&P (stockpile)	7,987	0.42	1.8	-	108	464	-
Open Pit P&P (Direct proc. & Low grade)	68,517	0.87	2.4	-	1,926	5,357	-
Underground
Proven	-	-	-	-	-	-	-
Probable	5,399	3.87	10.3	-	672	1,795	-
Underground P&P (direct proc.)	5,399	3.87	10.3	-	672	1,795	-
Combined Direct proc. & Low grade
Proven	28,320	0.82	2.2	-	746	2,009	-
Probable	45,596	1.26	3.5	-	1,852	5,143	-
Total Rainy River P&P	73,916	1.09	3.0	-	2,598	7,152	-
NEW AFTON
A&B Zones
Proven	-	-	-	-	-	-	-
Probable	8,047	0.49	2.3	0.69	126	593	122
B3 Zone
Proven	-	-	-	-	-	-	-
Probable	9,325	0.63	1.4	0.74	189	418	152
C-Zone
Proven	-	-	-	-	-	-	-
Probable	29,252	0.68	1.8	0.75	643	1,659	484
Total New Afton P&P	46,624	0.64	1.8	0.74	958	2,670	758
TOTAL PROVEN & PROBABLE RESERVES					3,556	9,822	758

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Measured and Indicated Mineral Resources
Mineral Resource estimates as at December 31, 2020, are presented in the following tables:

MEASURED & INDICATED MINERAL RESOURCES (Exclusive of Mineral Reserves)

			Metal grade		Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER
Direct processing resources
Open Pit
Measured	592	1.51	2.4	-	29	46	-
Indicated	3,696	1.11	3.1	-	132	370	-
Open Pit M&I (direct proc.)	4,288	1.17	3.0	-	161	416	-
Underground
Measured	-	-	-	-	-	-	-
Indicated	18,494	3.06	7.7	-	1,818	4,563	-
Underground M&I (direct proc.)	18,494	3.06	7.7	-	1,818	4,563	-
Low grade resources
Open Pit
Measured	236	0.34	1.9	-	3	15	-
Indicated	2,054	0.35	2.0	-	23	131	-
Open Pit M&I (low grade)	2,290	0.35	2.0	-	26	146	-
Combined M&I
Measured	828	1.20	2.3	-	32	61	-
Indicated	24,244	2.53	6.5	-	1,973	5,064	-
Total Rainy River M&I	25,072	2.49	6.4	-	2,005	5,125	-
NEW AFTON
A&B Zones
Measured	19,920	0.52	1.4	0.72	335	867	314
Indicated	11,691	0.36	2.5	0.56	135	933	145
A&B Zone M&I	31,612	0.46	1.8	0.66	470	1,800	460
C-Zone
Measured	6,156	0.82	2.1	0.99	163	417	135
Indicated	16,398	0.68	2.4	0.82	356	1,261	295
C-zone M&I	22,554	0.72	2.3	0.86	519	1,678	430
HW Lens
Measured	-	-	-	-	-	-	-
Indicated	12,333	0.49	1.9	0.42	194	769	114
HW Lens M&I	12,333	0.49	1.9	0.42	194	769	114
Combined M&I
Measured	26,076	0.59	1.5	0.78	497	1,281	449
Indicated	40,422	0.53	2.3	0.62	684	2,965	554
Total New Afton M&I	66,498	0.55	2.0	0.68	1,182	4,246	1,003
TOTAL M&I RESOURCES					3,187	9,371	1,003

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Inferred Mineral Resources

		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER
Direct processing
Open Pit	797	0.97	2.4	-	25	82	-
Underground	1,599	3.30	2.8	-	170	146	-
Total Direct Processing	2,396	2.52	2.7	-	195	228	-
Low grade resources
Open Pit	681	0.35	1.4	-	8	30	-
Rainy River Inferred	3,077	2.05	2.6	-	203	258	-
NEW AFTON
A&B Zones	7,671	0.34	1.3	0.33	83	311	56
C-Zone	10,640	0.37	1.0	0.37	126	349	87
HW Lens	3	0.49	0.6	0.19	-	-	-
New Afton Inferred	18,313	0.36	1.1	0.36	209	659	143
TOTAL INFERRED					412	917	143

Notes to Mineral Reserve and Resource Estimates

1.New Gold’s Mineral Reserves and Mineral Resources have been estimated in accordance with the CIM Standards, which are incorporated by reference in NI 43-101.
2.All Mineral Reserve and Mineral Resource estimates for New Gold’s properties and projects are effective December 31, 2020 and do not reflect any events subsequent to that date.
3.New Gold’s year-end 2020 Mineral Reserves and Mineral Resources have been estimated based on the following metal prices and foreign exchange (FX) rate criteria:

	Gold $/ounce	Silver $/ounce	Copper $/pound	FX CAD:USD
Mineral Reserves	$1,400	$18.00	$2.75	$1.30
Mineral Resources	$1,500	$20.00	$3.00	$1.30

4. Lower cut-offs for the Company’s Mineral Reserves and Mineral Resources are outlined in the following table:

Mineral Property		Mineral Reserves Lower cut-off	Mineral Resources Lower Cut-off
Rainy River	O/P direct processing:	0.46 – 0.49 g/t AuEq	0.44 – 0.45 g/t AuEq
	O/P low grade material:	0.30 g/t AuEq	0.30 g/t AuEq
	U/G direct processing:	1.93 g/t AuEq	1.70 g/t AuEq
New Afton	Main Zone – B1 & B2 Blocks:	USD$ 21.00/t	All Resources: 0.40% CuE
	B3 Block & C-zone:	USD$ 24.00/t

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5. New Gold reports its measured and indicated mineral resources exclusive of mineral reserves. Measured and indicated mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources have a greater amount of uncertainty as to their existence and technical feasibility, do not have demonstrated economic viability, and are likewise exclusive of mineral reserves. Numbers may not add due to rounding.
6. Mineral resources are classified as measured, indicated and inferred based on relative levels of confidence in their estimation and on technical and economic parameters consistent with the methods considered to be most suitable to their potential commercial extraction. The designators ‘open pit’ and ‘underground’ may be used to indicate the envisioned mining method for different portions of a resource. Similarly, the designators ‘direct processing’ and ‘lower grade material’ may be applied to differentiate material envisioned to be mined and processed directly from material to be mined and stored separately for future processing. Mineral reserves and mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. Additional details regarding mineral reserve and mineral resource estimation, classification, reporting parameters, key assumptions and associated risks for each of New Gold’s material properties are provided in the respective NI 43-101 Technical Reports, which are available at www.sedar.com.
7. The preparation of New Gold's consolidated statement and estimation of mineral reserves has been completed under the oversight and review of Mr. Andrew Croal, Director of Technical Services for the Company. Mr. Croal is a Professional Engineer and member of the Association of Professional Engineers Ontario. Preparation of New Gold’s consolidated statement and estimation of mineral resources has been completed under the oversight and review of Mr. Michele Della Libera, Director, Exploration for the Company. Mr. Della Libera is a Professional Geoscientist and member of the Association of Professional Geoscientist of Ontario and of the Engineers and Geoscientist of British Columbia. Mr. Croal and Mr. Della Libera are "Qualified Persons" as defined by NI 43-101.

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CAUTIONARY NOTES
Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
Disclosure regarding Mineral Reserve and Mineral Resource estimates included in this MD&A was prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the United States Securities and Exchange Commission (“SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this News Release will not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.
Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this MD&A, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include, among others, those in the sections "Sustainability and ESG", "Outlook for 2021" and "Key Performance Drivers - Economic outlook" as well as statements with respect to: the Company’s expectations with respect to production, operating expenses, cash costs, AISC, sustaining and growth capital, and gold and copper grades at the Rainy River Mine and the New Afton Mine for 2021 (including the potential for outperformance at the Rainy River Mine); the anticipated receipt of the C$50 million outstanding cash payment from the divestment of the Blackwater Project to Artemis, and the Company's ability to realize value from the gold stream of the Blackwater project; the timing of completion and parameters for capital and construction projects at the Rainy River Mine and the New Afton Mine; the Company’s expectation relating to accessing first ore at the Rainy River Mine, and timing of production from the Intrepid zone; the impact of construction delays related to the thickener at the New Afton mine; the Company's expectations with respect to the ramp up of operations at the New Afton mine; the use of stockpiles at New Afton in 2021; the Company's expectations with respect to timing of production from the B3 zone, and targeted overall contribution; the Company’s expectations with respect to the key capital projects at the New Afton Mine, including the B3 C-Zone development; the timing of production and extent of production from the B3 zone and other area in 2021; the timing and scope of the planned exploration drilling programs and expected timing of results at the Rainy River Mine and Cherry Creek; the timing of receipt of permits at the New Afton Mine; the Company’s ability to reduce the risk of the spread of COVID-19; the adequacy of the Company’s liquidity position; Mineral Reserve and Mineral Resource estimates.
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All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold’s current expectations, particularly in the context of the outbreak of COVID-19; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes; (9) there being no significant disruptions to the Company’s workforce at either the Rainy River or New Afton Mine due to cases of COVID-19 or any required self-isolation (due to cross-border travel or, exposure to a case of COVID-19 or any other reason); (10) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (11) there being no material disruption to the Company’s supply chains and workforce that would interfere with the Company related to COVID-19 , including the completion of key capital and construction projects and the commencement and completion of the planned exploration drilling programs at the Rainy River Mine and the New Afton Mine and there being no material disruption to the Company's supply chains and workforce that would interfere with the Company's anticipated course of action at the New Afton Mine and the systematic ramp-up of operations on the timing described herein or at all; (12) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company’s operations or liquidity position; and (13) Artemis being able to complete the remaining C$50 million cash payment due on August 24, 2021 for the acquisition of the Blackwater Project.
Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development,
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including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; there being cases of COVID-19 in the Company’s workforce at either the Rainy River or New Afton Mine, or both; there being no significant disruptions to Company’s workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID or any required self-isolation (due to cross-border travel, exposure to a case of COVID-19 or any other reason) the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company’s supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company’s operations or liquidity position; there being further shutdowns at the Rainy River or New Afton Mines; the Company not being able to complete its construction or mine development projects at the Rainy River Mine or the New Afton Mine on the timing described herein or at all; the Company not being able to commence or complete the planned exploration drilling programs at the Rainy River Mine and Cherry Creek on the timing described herein or at all; Artemis being able to complete the remaining C$50 million cash payment due on August 24, 2021 for the acquisition of the Blackwater Project; and the Company experiencing a material delay in completing all non-recurring capital projects at Rainy River and New Afton. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s Annual Information Form and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.
Technical Information
The scientific and technical information relating to the Mineral Reserves contained herein has been reviewed and approved by Andrew Croal, Director, Technical Services for the Company. The scientific and technical information relating to the Mineral Resources contained herein has been reviewed and approved by Michele Della Libera, Director, Exploration for the Company. All other scientific and technical information herein has been reviewed and approved by Mr. Eric Vinet, Senior Vice President, Operations of New Gold. Mr. Croal is a Professional Engineer and a member of the Professional Engineers of
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Ontario. Mr. Della Libera is a Professional Geologist and a member of the Association of Professional Geoscientists of Ontario and the Engineers and Geoscientists British Columbia. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. Mr. Croal, Mr. Della Libera and Mr. Vinet are "Qualified Persons" for the purposes of NI 43-101. To the Company’s knowledge, each of the aforementioned persons holds less than 1% of the outstanding securities of the Company.
The estimates of Mineral Reserves and Mineral Resources discussed in this MD&A may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. New Gold’s current NI 43-101 Technical Reports, which are available at www.sedar.com, contain further information regarding Mineral Reserve and Mineral Resource estimates, classification, reporting parameters, key assumptions and risks for each of New Gold's material mineral properties.
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